The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to General Instruction II.L of Form F-10;
File No. 333-125019
SUBJECT TO COMPLETION DATED MAY 1, 2007

Preliminary Prospectus Supplement
(to Prospectus dated May 31, 2005)

U.S.$

Nexen Inc.

U.S.$               % Notes due
U.S.$               % Notes due

     The     % notes due           (the “     Notes”) and the     % notes due           (the “      Notes”, and together, the “Notes”) will bear interest at the rate of     % and     % per year, respectively. We will pay interest on the Notes on           and           of each year. The first interest payment on the Notes will be made on          , 2007. The Notes will be senior unsecured obligations that will rank equally with all of our other senior unsecured indebtedness from time to time outstanding. The Notes will be issued only in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 thereafter.

     We may redeem some or all of the Notes of either series at any time and from time to time at the applicable “make-whole” redemption price described in this Prospectus Supplement. In addition, we may offer to redeem the Notes as described elsewhere in this Prospectus Supplement. The Notes are not subject to any sinking fund provisions.

     Investing in the Notes involves risks.  See “Risk Factors” on page S   of this Prospectus Supplement and page 6 of the accompanying Prospectus.

     We are permitted to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

     Owning the Notes may subject you to tax consequences both in the United States and Canada. This Prospectus Supplement and the accompanying Prospectus may not describe these tax consequences fully. You should read the tax discussion under the caption “Certain Income Tax Information” in this Prospectus Supplement and “Certain Income Tax Considerations” in the accompanying Prospectus.

     Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated under the laws of Canada, most of our officers and directors and some of the experts named in this Prospectus Supplement or the accompanying Prospectus are Canadian residents, and most of our assets and all or most of the assets of such persons are located outside the United States.

     Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering		Underwriting		Proceeds
	Price(1)		Commission		to Nexen(2)

Per Note		%		%		%
Total Per Note	U.S.$		U.S.$		U.S.$
Per Note		%		%		%
Total Per Note	U.S.$		U.S.$		U.S.$

(1)	Plus accrued interest, if any, from May , 2007, if settlement occurs after that date.

(2)	Before expenses of the offering, estimated to be U.S.$ .

     There is no market through which the Notes may be sold and purchasers may not be able to resell Notes purchased under this Prospectus Supplement or the accompanying Prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

     We expect that delivery of the Notes in book-entry form through the Depository Trust Company will be made on or about May   , 2007.

Joint Book-Running Managers

Banc of America Securities LLC	Citi	Deutsche Bank Securities

The date of this Prospectus Supplement is May   , 2007.

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Notes being offered. The second part, the accompanying Base Shelf Prospectus of Nexen dated May 31, 2005, gives more general information, some of which may not apply to the Notes being offered. The accompanying Base Shelf Prospectus is referred to as the “Prospectus” in this Prospectus Supplement.

You should rely on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. If the description of the Notes varies between this Prospectus Supplement and the accompanying Prospectus, you should rely on the information in this Prospectus Supplement. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. We are not, and the underwriters are not, making an offer of the Notes in any jurisdiction where the offer is not permitted by law. If anyone provides you with any different or inconsistent information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement.

Unless otherwise indicated, references to “we”, “us”, “our” and “Nexen” are to Nexen Inc. and its consolidated subsidiaries, including partnerships. All capitalized words used in this Prospectus Supplement and not herein defined have the meanings provided for in the accompanying Prospectus. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is determined using Canadian generally accepted accounting principles (“GAAP”). For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under United States GAAP, you should refer to Note 21 of our consolidated financial statements as at and for the year ended December 31, 2006 as contained in our Annual Report on Form 10-K for the year ended December 31, 2006, dated February 26, 2007, as amended on April 2, 2007 and to Note 16 of our unaudited consolidated financial statements as at and for the three months ended March 31, 2007 as contained in our quarterly report on Form 10-Q dated April 27, 2007, incorporated by reference in this Prospectus Supplement.

This Prospectus Supplement contains disclosure respecting oil and gas production expressed as “barrels of oil equivalent”. All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the offering of the Notes. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying Prospectus. See “Documents Incorporated by Reference” in this Prospectus Supplement and “Where You Can Find More Information” in the accompanying Prospectus.

Any statement contained in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or in the accompanying Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus Supplement or the accompanying Prospectus to the extent that a statement contained herein or in the accompanying Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement, in light of the circumstances in which it was made, not misleading. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be deemed to be incorporated by reference and constitute a part of this Prospectus Supplement or the accompanying Prospectus.

PROSPECTUS SUPPLEMENT

PROSPECTUS

Definitions and Other Matters	1
Documents Incorporated by Reference	2
Forward-Looking Statements	3
Where You Can Find More Information	5
Enforceability of Civil Liabilities	5
Risk Factors	6
Nexen Inc	13
Use of Proceeds	14
Interest Coverage	14
Description of Share Capital	14
Description of the Debt Securities	16
Particular Terms of the Senior Debt Securities	24
Particular Terms of the Subordinated Debt Securities	36
Certain Income Tax Considerations	44
Plan of Distribution	44
Legal Matters	45
Experts	45
Auditors’ Consent	45
Purchasers’ Statutory Rights	46
Certificate of Nexen Inc.	C-1

CURRENCY EXCHANGE RATES

We publish our consolidated financial statements in Canadian dollars. In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. During the periods set forth below, the noon-day exchange rates for United States dollars per Canadian dollar as quoted by the Bank of Canada were:

	Three Months
	Ended	Year Ended December 31,
	March 31, 2007	2006	2005	2004
	(U.S. dollars)

Rate at the end of period	0.8674	0.8581	0.8577	0.8308
Average rate during period	0.8535	0.8818	0.8253	0.7683
Highest rate during period	0.8674	0.9099	0.8690	0.8493
Lowest rate during period	0.8437	0.8528	0.7872	0.7159

On April 30, 2007, the noon-day exchange rate as quoted by the Bank of Canada was U.S.$0.9036 equals Cdn.$1.00.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement contains or incorporates by reference forward-looking statements or information (collectively referred to as “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking statements. We believe that the forward-looking statements made are reasonable based on information available to us on the date such statements were made. However, no assurance can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements are expressly qualified in their entirety by these cautionary statements. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, or similar words suggesting future outcomes or our outlook. Forward-looking statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus include statements with respect to such things as:

•	future crude oil, natural gas or chemicals prices;

•	future production levels;

•	future cost recovery oil revenues from our operations in Yemen;

•	future capital expenditures and their allocation to exploration and development activities;

•	future asset dispositions;

•	future sources of funding for our capital program;

•	possible commerciality, development plans or capacity expansions;

•	future ability to execute dispositions of assets or businesses;

•	future debt levels;

•	future cash flows and their uses;

•	future drilling of new wells;

•	ultimate recoverability of reserves;

•	expected finding and development costs;

•	expected operating costs;

•	future demand for chemicals products;

•	future expenditures and allowances relating to environmental matters; and

•	dates by which certain areas will be developed or will come on stream.

In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Such forward-looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control and each of which contributes to the possibility that our forward-looking statements will not occur or that actual results, levels of activity and achievements may differ materially from those expressed or implied by such statements, including, but not limited to: impact of general economic, market or business conditions; market prices for oil, natural gas and chemicals products; our ability to explore, develop, produce and transport crude oil and natural gas to markets; our significant development commitments with respect to existing projects such as our Long Lake oil sands project (the “Long Lake Project”); our ability to complete our various projects on time and on budget; the anticipated production from our reserves and the decline rates associated with this production; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; competitive actions by other companies; the opportunities (or lack of opportunities) that may be presented to us and our affiliates; actions by governmental authorities, including increases in taxes or royalties, changes in environmental and other laws and regulations; renegotiation of contracts; labour unrest; political uncertainty, including actions by insurgent or other armed groups or other conflict including conflict between states; volatility in energy trading markets; results of litigation, arbitration or regulatory proceedings; and other factors, many of which are beyond our control. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these risks, uncertainties and factors are interdependent and management’s future course of action depends upon our assessment of all information available at that time.

These and additional factors are described in more detail under the heading “Business and Properties” and in our management’s discussion and analysis of financial condition and results of operations included in our Annual Information Form that is comprised of our Annual Report on Form 10-K for the year ended December 31, 2006, dated February 26, 2007, as amended on April 2, 2007, filed with the securities commission or similar regulatory authority in each of the provinces of Canada and incorporated by reference herein and in the accompanying Prospectus. You should not place undue reliance on forward-looking statements, as the plans, intentions or expectations upon which they are based might not occur or come to fruition. You should also carefully consider the matters discussed under the heading “Risk Factors” in this Prospectus Supplement and in the accompanying Prospectus. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statement.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement and the accompanying Prospectus:

(a) the Management Proxy Circular dated March 10, 2006 relating to our annual meeting of shareholders held on April 27, 2006;

(b) the Management Proxy Circular dated March 9, 2007 relating to our annual general and special meeting of shareholders held on April 26, 2007;

(c) the Annual Information Form, which is comprised of our Annual Report on Form 10-K for the year ended December 31, 2006, dated February 26, 2007, as amended on April 2, 2007;

(d) the consolidated balance sheet as at December 31, 2006 and 2005 and the consolidated statements of income, cash flows and shareholders’ equity for the three years ended December 31, 2006, together with the report thereon dated February 9, 2007 of our auditors Deloitte & Touche LLP, as contained in our Annual Report on Form 10-K for the year ended December 31, 2006, dated February 26, 2007, as amended on April 2, 2007;

(e) management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2006, as contained in our Annual Report on Form 10-K for the year ended December 31, 2006, dated February 26, 2007, as amended on April 2, 2007;

(f) the unaudited interim consolidated financial statements for the three months ended March 31, 2007 as contained in our Quarterly Report on Form 10-Q dated April 27, 2007; and

(g) management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2007 as contained in our Quarterly Report on Form 10-Q dated April 27, 2007.

SUMMARY OF THE OFFERING

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the Notes, see “Description of the Notes” in this Prospectus Supplement and “Description of the Debt Securities” and “Particular Terms of the Senior Debt Securities” in the accompanying Prospectus.

Issuer	Nexen Inc.

Issue and Maturity Date	U.S.$ aggregate principal amount of Notes as follows:

U.S.$ aggregate principal amount of % notes due ; and

U.S.$ aggregate principal amount of % notes due .

Sinking Fund	None.

Interest Payment Dates	and of each year, beginning , 2007.

Ranking	The Notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and senior debt, and will rank senior to all of our existing and future subordinated debt. The Notes will be effectively subordinated to all indebtedness and other liabilities, including guarantees, of any of our subsidiaries. See “Description of the Notes — Ranking and Other Indebtedness” in this Prospectus Supplement and “Risk Factors — The debt securities will be structurally subordinated to the liabilities of our subsidiaries”; “Description of the Debt Securities — Ranking” and “Particular Terms of the Senior Debt Securities — Ranking of Senior Debt Securities” in the accompanying Prospectus.

Optional Redemption	We may redeem some or all of the Notes of either series at any time and from time to time at the redemption prices described in this Prospectus Supplement. See “Description of the Notes — Optional Redemption” in this Prospectus Supplement.

Use of Proceeds	The net proceeds to us from this offering will be approximately U.S.$ , after deducting underwriting commissions and estimated expenses of the offering of U.S.$ . Substantially all of the net proceeds of the offering are intended to be used to repay outstanding bank debt, with the remainder to be used for general corporate purposes.

Form and Denomination	The Notes will be represented by one or more fully-registered global securities (the “Global Securities”) registered in the name of a nominee of The Depository Trust Company (“DTC”). Beneficial interests in the Global Securities will be in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 thereafter. Except as described under “Description of the Notes” in this Prospectus Supplement and “Description of the Debt Securities” in the accompanying Prospectus, Notes in definitive form will not be issued.

Credit Ratings	The Notes currently have been assigned a rating of “Baa2” by Moody’s Investors Service, Inc. with a stable outlook, “BBB” by Dominion Bond Rating Service Limited with a stable trend and “BBB–” by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. Standard & Poor assigns an outlook to the company and not to individual debt instruments. Standard & Poor has assigned a positive outlook to Nexen. See “Credit Ratings” in this Prospectus Supplement.

Governing Law	The Notes and the Senior Debt Indenture (as defined herein) will be governed by the laws of the State of New York.

NEXEN INC.

We are an independent, Canadian-based, global energy company. We were formed in Canada in 1971 by the combination of the Canadian crude oil, natural gas, sulphur and chemical operations of two subsidiaries of Occidental Petroleum Corporation. For financial reporting purposes, we report on four main segments: Oil and Gas; Syncrude; Energy Marketing; and Chemicals. Our Oil and Gas operations are broken down geographically into the U.K. North Sea, U.S. Gulf of Mexico, Canada, Yemen and Other International (currently Colombia, Offshore West Africa and Norway). Syncrude is our 7.23% interest in the Syncrude Joint Venture. Energy Marketing includes our growing crude oil, natural gas, natural gas liquids, ethanol and power marketing business in North America, Europe and Southeast Asia. Chemicals includes operations in North America and Brazil that manufacture, market and distribute sodium chlorate, caustic soda and chlorine through the Canexus Limited Partnership.

The following table outlines our net sales by product and total revenues for the three months ended March 31, 2007 and the years ended December 31, 2004, 2005 and 2006.

	Three Months
	Ended	Year Ended December 31,
	March 31, 2007	2006	2005	2004
		(millions of dollars)

Conventional Crude Oil and Natural Gas Liquids(1)	$768	$2,479	$2,438	$1,697
Synthetic Crude Oil	119	446	397	321
Natural Gas	131	553	671	534

Total Oil & Gas (including Syncrude)	1,018	3,478	3,506	2,552
Chemicals	106	407	398	378
Corporate and Other	16	51	28	14

Total Net Sales	1,140	3,936	3,932	2,944
Marketing and Other Income	248	1,450	895	713

Total Revenues	$1,388	$5,386	$4,827	$3,657

Note:

(1)	Excludes results of discontinued operations (see Note 14 in our 2006 consolidated financial statements).

Our Oil and Gas Operations

We have oil and gas operations in the U.K. North Sea, U.S. Gulf of Mexico, Western Canada, Yemen and Colombia. We also have operations in Canada’s Athabasca oil sands, which produce synthetic crude oil. We operate most of our production and continue to develop new growth opportunities in each area by actively exploring and applying technology. For 2006, we produced 211,700 barrels of oil equivalent per day before royalties (including Syncrude production). For the three months ended March 31, 2007, we produced 238,100 barrels of oils equivalent per day before royalties (including Syncrude production). As at December 31, 2006, we had total conventional proved developed reserves (after royalties) of 286 million barrels of oil and 460 billion cubic feet of natural gas and proved reserves (after royalties) from our Syncrude operations of 274 million barrels of synthetic crude oil.

United Kingdom North Sea

The U.K. is one of our key growth areas. In 2004, we acquired a 43.2% operated interest in the Buzzard development, a 41% operated interest in the Scott field, a 54.3% operated interest in the Telford field, the Scott production platform, interests in several satellite discoveries and more than 700,000 net undeveloped exploration acres for U.S.$2.1 billion.

Our U.K. strategy is focused on exploration and exploitation opportunities near existing infrastructure. We have a number of exploitation opportunities in our existing fields and smaller satellite undeveloped discoveries near infrastructure. Most of our unexplored acreage is near Scott/Telford, Buzzard or Ettrick which is currently being developed. As a result, new discoveries could be tied-in relatively quickly, upon success.

During 2006, we produced 20,200 barrels of oil equivalent per day (before and after royalties) in the U.K., which was approximately 10% of our total production and during the three months ended March 31, 2007, we produced 58,000 barrels of oil equivalent per day (before and after royalties). As at December 31, 2006, our U.K. operations had proved reserves of 182 million barrels of oil equivalent (before and after royalties) representing about 17% of our total proved oil and gas and Syncrude reserves.

The Buzzard field is located in the Outer Moray Firth, central North Sea, about 60 miles northeast of Aberdeen, in 317 feet of water. The field was discovered in 2001 and construction was completed in 2006, with production commencing in early January 2007. In 2006, we installed the utilities and production topsides, drilled the initial development wells and completed hook-ups and project commissioning. The facilities have the capacity to process up to 200,000 barrels per day of oil and 60 million cubic feet per day of gas, including the removal of hydrogen sulphide. We expect to reach peak gross production rates of approximately 200,000 barrels per day of oil and approximately 30 million cubic feet per day of gas, with our share about 85,000 barrels of oil equivalent per day (before and after royalties) by mid 2007.

We are progressing the development of the Ettrick field which is expected to begin producing in mid 2008, with our share expected to average approximately 9,000 barrels of oil equivalent per day (before and after royalties) for the year.

Scott and Telford are producing fields with additional exploitation opportunities. Scott, in which we have a 41% working interest, was discovered in 1987 and began producing in September 1993. We have a 54.3% working interest in Telford, which was discovered in 1991 and came on stream in 1996. In 2006, our share of Scott and Telford royalty-free production approximated 16,000 barrels of oil equivalent per day, of which 80% was oil. During the three months ended March 31, 2007, our share of Scott and Telford royalty-free production approximated 18,500 barrels of oil equivalent per day, of which 88% was oil. Early in the second quarter of 2007, we increased our interests in the Scott and Telford fields by 0.9% and 17.4%, respectively.

United States Gulf of Mexico

The Gulf of Mexico is an integral part of our growth strategy. In 2006, we produced approximately 35,500 barrels of oil equivalent per day before royalties (30,700 after royalties), representing approximately 17% of our total production including Syncrude and we produced 38,400 barrels of oil equivalent per day before royalties (33,600 after royalties) in the three months ended March 31, 2007. As at December 31, 2006, our United States Gulf of Mexico operations had proved reserves of 73 million barrels of oil equivalent before royalties (63 million after royalties) representing about 7% of our total proved oil and gas and Syncrude reserves.

Our strategy in the Gulf is to explore for new reserves, exploit our existing asset base and acquire assets with upside potential. We focus our exploration program on three strategic play types: deep-shelf gas prospects; deep-water prospects near existing infrastructure; and deep-water, sub-salt plays with potential to become new core areas. These plays are relatively under-explored, hold potential for large discoveries and have attractive fiscal terms. The shorter-cycle times for shelf gas and deep-water prospects near infrastructure complement the longer-cycle times for deep-water sub-salt plays. Our production and reserves in the Gulf are primarily concentrated in two deep-water and five shallow-water areas. We operate most of this production. The majority of our deep-water production comes from our 100%-operated Aspen field and 30% non-operated Gunnison field.

Canada

Our strategy in Canada is to bring our new growth developments into production while we maximize value from our established operations. In 2005, we disposed of approximately 18,300 barrels of oil equivalent per day before royalties of production, comprising approximately 60% oil and 40% gas. The assets we retained have upside potential for continued conventional development and enhanced recovery with advancements in extraction technology. During 2006, we produced 38,000 barrels of oil equivalent per day before royalties (31,000 after royalties), which was approximately 18% of our total production including Syncrude and during the three months ended March 31, 2007 we produced 37,500 barrels of oil equivalent per day before royalties (30,000 after royalties). As at December 31, 2006, our Canadian operations had proved reserves (including bitumen and excluding Syncrude) of 364 million barrels of oil equivalent before royalties (319 million after royalties) representing about 35% of our total proved oil and gas and Syncrude reserves.

Our Canadian conventional assets comprise heavy oil production in east-central Alberta and west-central Saskatchewan, and natural gas near Calgary and in southern Alberta and Saskatchewan. We operate most of our producing properties and hold 1.1 million net acres of undeveloped land across western Canada. These assets provide predictable production volumes and earnings while we advance the following initiatives for future growth:

•	Athabasca oil sands — to produce and upgrade bitumen into synthetic crude;

•	enhanced oil recovery (“EOR”) — to increase recovery in our heavy oil fields; and

•	coalbed methane (“CBM”) — to extract natural gas primarily from Upper Mannville coals.

Athabasca Oil Sands

The Athabasca oil sands in northeast Alberta is a key growth area for Nexen. Our strategy is to economically develop our bitumen resource in phases to provide low-risk, stable, future growth. Our Long Lake Project involves integrating steam-assisted-gravity-drainage (“SAGD”) bitumen production with field upgrading technology to produce a premium synthetic crude oil that significantly reduces our need to purchase natural gas. We also have a 7.23% investment in the Syncrude oil sands mining operation.

In 2001, we formed a 50/50 joint venture with OPTI Canada Inc. (“OPTI”) to develop the Long Lake property using SAGD for bitumen production and field upgrading using the proprietary OrCrudetm process. OrCrudetm is a technology to which OPTI has the exclusive Canadian license. We acquired the exclusive right to use this technology with OPTI, within approximately 100 miles of Long Lake, and the right to use the technology independently elsewhere in the world.

We operate the Long Lake lease bitumen extraction process and are responsible for constructing, developing and operating the SAGD project. OPTI is responsible for the design, construction and operation of the upgrader. We share equally in all project reserves, production, operating and capital costs.

The Long Lake Project received regulatory approval in 2003 and Nexen board approval in 2004. Field construction on the SAGD and upgrader facilities began in 2004. In 2006, we substantially completed module and site construction of the SAGD facilities.

Our Long Lake Project recently achieved a major milestone as we began injecting steam into two of our 10 well pads in April 2007. Bitumen production is expected to be minimal until the third quarter of 2007 when we convert the wells to SAGD operation. During the initial ramp up period, we expect steam-to-oil ratios will be high from initial steam circulation and will decline with time as bitumen production ramps up to peak rates over a 12 to 24 month period. Over the project life, we expect our steam-to-oil ratio to average approximately 3.0. Depending on production ramp up and new facility uptime, we expect bitumen production to reach between 35,000 and 45,000 barrels per day (between 17,500 and 22,500 barrels per day net) by the end of 2007.

Upgrader module fabrication is now complete, all modules are on site and construction of the upgrader is approximately 85% complete. Peak output of premium synthetic crude oil is expected within 18 months of upgrader start up and we expect to exit 2007 producing between 28,000 and 36,000 barrels per day (between 14,000 and 18,000 barrels per day net) of synthetic crude. Production capacity for the first phase of Long Lake is approximately 60,000 barrels per day (30,000 barrels per day net to Nexen) of premium synthetic crude which we expect to reach by late 2008 or early 2009.

The current commodity price environment is fueling the high rate of oil sands activity. This is resulting in unprecedented demand for supplies and services in the Athabasca region, causing inflationary pressure on costs. In addition, skilled labour shortages are affecting productivity. These pressures are impacting our Long Lake Project. It has taken additional hours to complete the SAGD central processing facility and system turnover to operations has taken longer than anticipated. On the upgrader, progress and productivity has been less than expected on the sulphur and air separation plants, putting pressure on both cost and schedule. In April 2007, we announced that the projected cost of Long Lake had increased from $4.6 billion to approximately $5.3 billion ($2.7 billion net to us). This includes a contingency reserve of $300 million for cost and productivity pressures over and above current trends.

We are planning to increase synthetic crude oil production to 240,000 barrels per day (120,000 barrels per day net) over the next decade. We plan to sequentially develop our oil sands leases with additional 60,000 barrels per day (30,000 barrels per day net) phases using the same technology and design as Long Lake. This process significantly reduces our need to purchase natural gas, a key cost driver in competing technologies and results in a significant cost advantage for us.

Heavy Oil/Enhanced Oil Recovery

Approximately 52% of our Canadian conventional production is heavy oil. Our heavy oil operations are in east-central Alberta and west-central Saskatchewan. Heavy oil reservoirs typically have lower recovery factors than conventional oil reservoirs, leaving substantial amounts of oil in the ground. We are continuing to research various technologies to increase our heavy oil recoveries with several ongoing pilot projects in west-central Saskatchewan.

Natural Gas/Coalbed Methane

Approximately 48% of our Canadian production is natural gas extracted primarily from shallow sweet reservoirs in southern Alberta and Saskatchewan and from sour gas reservoirs near Calgary. In 2005, we approved commercial CBM developments at Corbett, Doris and Thunder in the Fort Assiniboine area of central Alberta. Our CBM pilot at Corbett has established techniques to produce natural gas from water saturated Upper Mannville coals. We established commerciality of CBM production from the Upper Mannville coals in 2005 by applying horizontal well technology. Commercial production rates and reduced de-watering time has enabled us to confidently develop these coals. We plan to increase our CBM production to at least 150 million cubic feet per day of gas by 2011.

Middle East — Yemen

Yemen has been our most significant international region since we first began production at Masila in 1993. Our strategy in Yemen is to maximize the value from our existing blocks, while we continue to search for new reservoirs in deeper horizons. We have two producing blocks: Masila (Block 14) and East Al Hajr (Block 51). In 2006, we produced 92,900 barrels per day of oil before royalties (51,800 after royalties), representing approximately 44% of our total production and 32% of 2006 cash flow. In the three months ended March 31, 2007, we produced 77,100 barrels of oil equivalent per day before royalties (45,000 after royalties). As at December 31, 2006, our Yemen operations had proved reserves of 66 million barrels of oil equivalent before royalties (38 million after royalties) representing about 6% of our total proved oil and gas and Syncrude reserves before royalties.

We have a 52% working interest in and operate the Masila project. Our share of 2006 production was 70,300 barrels per day before royalties (35,500 after royalties). After more than 10 years of growth, our Masila fields have matured, but significant value still remains. As a result of the Production Sharing Agreement (“PSA”) terms that govern Masila production, we still expect to generate approximately 20% of the total project free cash flow from the remaining proved reserves recoverable before the PSA expires in 2011.

We have an 87.5% working interest in and operate Block 51. The first successful exploratory well was drilled at BAK-A in 2003, with BAK-B discovered shortly after. Block 51 development began in 2004 and includes a central processing facility, gathering system and a 22 kilometer tieback to our Masila export pipeline. Production began in November 2004 and the project achieved payout on the project in the first quarter of 2006.

Offshore West Africa

Offshore West Africa is a growing core area where we already have discoveries. It offers prolific reservoirs and multiple opportunities to invest in this oil-rich region. Our strategy here is to explore and develop our portfolio for medium to long-term growth.

We have a 20% non-operated interest in Block OPL-222. Ongoing appraisal of the block indicates significant hydrocarbon accumulations based on drilling results. The Nigerian authorities have provisionally approved the preliminary Usan field development plan. The Usan field development continues to progress toward project sanction. The project will have the ability to process an average of 180,000 barrels per day of oil during the initial production plateau period through a new floating production, storage and offloading vessel with a two million barrel storage capacity. Recommendations have been prepared for award of the major deep-water facilities and drilling contracts, subject to final government and partner approval to proceed. These contracts provide for fabrication and integration of a portion of these facilities within Nigeria, reflecting the project’s support of local content initiatives established by the Nigerian government. We expect the Usan development to be formally sanctioned this year, with first production as early as 2010.

Syncrude

We hold a 7.23% participating interest in Syncrude Canada Ltd. (“Syncrude”). This joint venture was established in 1975 to mine shallow oil sands deposits using open-pit mining methods, extract the bitumen from the oil sands, and upgrade the bitumen to produce a high-quality, light (32oAPI), sweet, synthetic crude oil. In 2006, the Stage 3 expansion came on stream, increasing production capacity to 360,000 barrels of synthetic crude oil per day. Our share of Syncrude’s 2006 production of marketable synthetic crude oil was 18,700 barrels per day before royalties (16,900 after royalties). Our share of Syncrude’s production in the three months ended March 31, 2007 was 21,400 barrels per day before royalties (18,900 after royalties).

Energy Marketing

Our marketing group sells proprietary and third-party natural gas, crude oil, natural gas liquids, ethanol and power in certain regional global markets. We have built a solid strategic presence within various North American regional markets and extended our presence into certain global markets as well. We focus on securing access to transportation, storage and facilities, as well as commodities we produce or acquire. We optimize the margin on our base business by physically and financially trading around our access to these physical assets. We also trade financially for profit where we see opportunities in the market. We use financial and derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes.

Our marketing strategy is to: obtain competitive pricing on the sale of our oil and gas production; provide market intelligence in support of our oil and gas operations; provide superior customer service to producers and consumers; capitalize on market opportunities through physical and financial trading; and optimize physical assets or contracts to which we have access.

Chemicals

In 2005, we monetized part of our chemicals business through an initial public offering of the Canexus Income Fund. We have retained a 61.4% interest in our chemicals business, and we continue to fully consolidate chemicals in our consolidated financial statements.

Our chemicals business manufactures sodium chlorate and chlor-alkali products (chlorine, caustic soda and muriatic acid) in Canada and Brazil. This production is sold in North and South America, with some sodium chlorate distributed in Asia. Our manufacturing facilities are modern, reliable and strategically located to capitalize on competitive power costs or transportation infrastructure to minimize production and delivery costs. This enables us to have reliable supplies and low costs — key factors for marketing bleaching chemicals.

RISK FACTORS

Investing in the Notes involves risks. Prospective investors should consider the risk factors described on pages 28 through 34 inclusive of our Form 10-K for the year ended December 31, 2006, dated February 26, 2007, as amended on April 2, 2007, and on pages 6 through 13 inclusive of the Prospectus.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our selected consolidated financial information as at March 31, 2007, December 31, 2006 and 2005 and for the three months ended March 31, 2007 and the three years ended December 31, 2006, prepared in accordance with Canadian GAAP. The selected consolidated financial information as at December 31, 2006 and 2005 and for the three years ended December 31, 2006 has been derived from, and should be read in conjunction with, our consolidated financial statements as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006, audited by Deloitte & Touche LLP. The selected consolidated financial information as at March 31, 2007 and for the three months ended March 31, 2007 has been derived from, and should be read in conjunction with, our unaudited consolidated financial statements as at March 31, 2007 and for the three months ended March 31, 2007. The selected consolidated financial information as at March 31, 2007 and for the three months ended March 31, 2007, in the opinion of our management, contains all necessary adjustments and fairly presents our results for such period. Our results as at March 31, 2007 and for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other future period.

	Three Months
	Ended	Year Ended December 31,
	March 31, 2007	2006	2005	2004
	(millions of dollars)

Canadian GAAP(1)
Income Statement Items:(2)
Total Revenue	$1,388	$5,386	$4,827	$3,657
Depreciation, Depletion, Amortization and Impairment	334	1,124	1,052	674
Interest	48	53	97	143
Provision for Income Taxes	95	683	234	317
Net Income from Continuing Operations	121	601	688	710
Cash Flow Statement Items:
Cash Flow from Operating Activities	448	2,374	2,143	1,606
Business Acquisitions, Net of Cash Acquired	—	78	—	2,583
Capital Expenditures	811	3,330	2,638	1,681
Balance Sheet Items (at end of period):
Cash and Cash Equivalents	110	101	48
Total Assets	17,313	17,156	14,590
Short-Term Borrowings	107	158	—
Long-Term Debt	4,942	4,673	3,687
Shareholders’ Equity	4,783	4,636	3,996

Notes:

(1)	For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under United States GAAP, you should refer to Note 21 of our consolidated financial statements as at and for the year ended December 31, 2006 as contained in our Annual Report on Form 10-K for the year ended December 31, 2006, dated February 26, 2007, as amended on April 2, 2007 and to Note 16 of our unaudited consolidated financial statements as at and for the three months ended March 31, 2007 as contained in our quarterly report on Form 10-Q dated April 27, 2007, incorporated by reference in this Prospectus Supplement.

(2)	Excludes results of discontinued operations (see Note 14 in our 2006 consolidated financial statements).

USE OF PROCEEDS

The net proceeds to us from this offering of Notes will be approximately U.S.$           after deducting underwriting commissions and the estimated expenses related to the offering of approximately U.S.$          . Substantially all of the net proceeds from this offering of Notes are to be used to repay outstanding bank debt, with the remainder to be used for general corporate purposes.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents, short-term borrowings and consolidated capitalization as at March 31, 2007:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the issuance and sale of the Notes offered hereby and the application of the estimated net proceeds therefrom as described under “Use of Proceeds”.

	March 31, 2007(1)
	Actual	As Adjusted
	(millions of dollars)

Cash and Cash Equivalents(2)	$110	$

Short-Term Borrowings	$107		$107

Long-Term Debt(2)
Canexus Limited Partnership Term Credit Facilities	189		189
Syndicated Term Credit Facilities	1,424
6.45% Redeemable Medium Term Notes, due 2007	150		150
6.30% Redeemable Medium Term Notes, due 2008	125		125
5.05% Redeemable Notes, due 2013	577		577
5.20% Redeemable Notes, due 2015	288		288
7.40% Redeemable Notes, due 2028	230		230
7.875% Redeemable Notes, due 2032	577		577
5.875% Redeemable Notes, due 2035	911		911
7.35% Subordinated Debentures, due 2043	530		530
% Notes, due , offered hereby	—
% Notes, due , offered hereby	—
Unamortized Debt Issue Costs(3)	(59)

Total Long-Term Debt	$4,942	$

Shareholders’ Equity
Common Shares	866		866
Contributed Surplus	4		4
Retained Earnings	4,080		4,080
Accumulated Other Comprehensive Income	(167)		(167)

Total Shareholders’ Equity	4,783		4,783

Total Capitalization	$9,832	$

Notes:

(1)	For the purposes of this capitalization table, all United States dollar amounts have been converted to Canadian dollars based on the noon-day exchange rate as at March 31, 2007 as reported by the Bank of Canada.

(2)	As of April 30, 2007, our total long-term debt had increased by $ million to $ million and our cash and cash equivalents had increased by $ million to $ million compared to March 31, 2007.

(3)	On January 1, 2007, we adopted the provisions of the Canadian Accounting Standards Board for Financial Instruments — Recognition and Measurement Section 3855 which requires our long-term debt to be carried at amortized cost using the effective interest rate method. Accordingly, deferred financing costs previously included in deferred charges and other assets have been reclassified as unamortized debt issue costs, which reduce the carrying value of our long-term debt.

DESCRIPTION OF THE NOTES

The following is a description of the principal terms of the Notes. This description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the senior debt indenture to be dated May 4, 2007 (the “Senior Debt Indenture”) between us and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). A copy of the form of the Senior Debt Indenture has been filed with the U.S. Securities and Exchange Commission (“SEC”) as an exhibit to the registration statement of which the accompanying Prospectus forms a part. This description supplements and, to the extent inconsistent therewith, replaces the description of the Debt Securities with respect to the Notes set forth under “Description of the Debt Securities” and “Particular Terms of the Senior Debt Securities” in the accompanying Prospectus.

This description is qualified in its entirety by reference to the Senior Debt Indenture, as supplemented, under which the Notes are to be issued. As used under this heading “Description of the Notes”, all references to “we”, “us”, “our” and “Nexen” shall mean Nexen Inc. excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries. All capitalized words used under this heading “Description of the Notes” and not defined herein have the meanings provided for in the accompanying Prospectus.

General

The Notes will be our direct unsecured obligations initially limited to an aggregate principal amount of U.S.$           in the case of the           Notes and U.S.$           in the case of the           Notes. The           Notes will mature on           and the           Notes will mature on          . The      Notes and the      Notes will each be issued under the Senior Debt Indenture, and each will be a separate series of debt securities under the Senior Debt Indenture.

The      Notes and the      Notes will bear interest at the rate of     % and     %, respectively, per year from          , 2007, or from the most recent date to which interest has been paid or provided for, payable semi-annually on           and           of each year (the “Interest Payment Dates”), commencing          , 2007, to the persons in whose names the Notes are registered at the close of business on the preceding           or          , respectively (the “Regular Record Dates”), regardless of whether any such Regular Record Date is a business day. Interest on the Notes will be computed based on a 360-day year of twelve 30-day months.

If any Interest Payment Date, maturity date, redemption date or any other day on which the principal of or interest on a Note becomes due and payable falls on a day that is not a business day, the required payment will be made on the next business day as if it were made on the date the payment was due and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, maturity date, redemption date or other date.

The Notes are not subject to any sinking fund provisions. The Notes are subject to redemption at our option. See “— Optional Redemption” below. The Notes are not subject to repayment or repurchase by us at the option of the holders of the Notes.

We may, from time to time and without notice to, or the consent of, the holders of the Notes, increase the principal amount of each of these series of Notes under the Senior Debt Indenture and issue such increased principal amount (or any portion thereof), in which case any additional notes so issued shall have the same form and terms (other than the date of issuance, the date from which interest thereon shall begin to accrue and, under certain circumstances, the first interest payment date), and shall carry the same right to receive accrued and unpaid interest, as the Notes previously issued, and such additional notes shall form a single series with the Notes.

The Notes will be issued only in fully registered form, without coupons, in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 thereafter. The Notes will initially be issued as Global Securities. Beneficial interests in the Global Securities representing the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. See “The Depositary, Book-Entry and Settlement” below. As described herein, under certain limited circumstances, the Notes may be issued in certificated non-book-entry form in exchange for interests in the Global Securities. See “Discontinuance of Depositary’s Services” below. Payments on Global Securities will be made to DTC or a successor depositary.

Payments on Global Securities registered in the name of DTC (or any successor Depositary) or its nominee will be made by us via the Trustee to DTC or any successor Depositary or nominee, as the case may be, by wire transfer of immediately available funds unless otherwise required by DTC.

We have agreed that, if definitive certificated Notes are issued or if the Depositary for the Global Securities requires, we will maintain a paying agent and transfer agent for the Notes in The City of New York. The Trustee will be the initial transfer agent, paying agent and registrar for the Notes, and Notes may be surrendered for payment, registration of transfer and exchange at the Trustee’s office in The City of New York.

Ranking and Other Indebtedness

The Notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and senior debt, and will rank senior to all of our existing and future subordinated debt. The Notes will be effectively subordinated to all indebtedness and other liabilities, including guarantees, of any of our subsidiaries. We conduct a substantial portion of our operations through subsidiaries, including partnerships, and, as a result, the Notes will be effectively subordinated to all existing and future indebtedness and other liabilities (including trade payables and indebtedness) of such subsidiaries. At March 31, 2007, our subsidiaries, including partnerships, had approximately $4 billion of trade payables, accrued liabilities and future asset retirement obligations. See “Risk Factors — The debt securities will be structurally subordinated to the liabilities of our subsidiaries”; “Description of the Debt Securities — Ranking” and “Particular Terms of the Senior Debt Securities — Ranking of Senior Debt Securities” in the accompanying Prospectus. The Senior Debt Indenture will not limit our ability or the ability of our subsidiaries to incur additional indebtedness.

Optional Redemption

The Notes will be redeemable at any time in whole, or from time to time in part, at our option, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus           basis points in the case of the           Notes and plus           basis points in the case of the           Notes, plus in each case accrued interest to the date of redemption.

If notice has been given as provided in the Senior Debt Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the holders of the Notes will be to receive payment of the redemption price plus accrued interest to the redemption date.

Notice of any optional redemption of any Notes will be given to holders at their addresses, as shown in the security register for the Notes, not less than 30 nor more than 60 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the Notes held by such holder to be redeemed.

If less than all the Notes are to be redeemed, we will notify the Trustee at least 30 and not more than 60 days prior to giving notice of redemption (unless a shorter notice period shall be satisfactory to the Trustee) of the particular Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, Notes to be redeemed.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if we are unable to obtain four such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Independent Investment Banker” means one of the Reference Dealers selected by us.

“Reference Dealer” means each of Banc of America Securities LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. and their respective successors and two other firms that are primary U.S. government securities dealers in the City of New York (each a “Primary Treasury Dealer”), which we specify from time to time; provided, however, that if any of the foregoing Reference Dealers shall cease to be a Primary Treasury Dealer, we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Depositary, Book-Entry and Settlement

DTC will act as securities depositary for the Notes. The Notes may only be issued as Global Securities registered in the name of Cede & Co. (DTC’s partnership nominee), except in the limited circumstances described below.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations (“Direct Participants”). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. All interests in the Global Securities registered in the name of Cede & Co., including those held through the Euroclear Banks S.A./N.V. (“Euroclear”) or Clearstream Banking, S.A. (“Clearstream”), may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a Direct Participant either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the SEC.

Purchases of Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of Notes (a “Beneficial Owner”) is in turn to be recorded on the Direct Participants’ and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmation providing details of the transactions, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which the Beneficial Owners hold Notes. Transfers of ownership interests in the Notes will be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except under the limited circumstances described below.

To facilitate subsequent transfers, all the Notes deposited by Participants with DTC will be registered in the name of Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC will have no knowledge of the actual Beneficial Owners of the Notes. DTC’s records will reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

Redemption notices shall be sent to Cede & Co. If less than all of the Notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such Notes to be redeemed.

Neither DTC nor Cede & Co. will itself consent or vote with respect to the Notes. Under its usual procedures, DTC will mail an omnibus proxy to the Direct Participants as soon as possible after the relevant record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the omnibus proxy). We believe that the arrangements among DTC, Direct Participants and Indirect Participants, and Beneficial Owners will enable the Beneficial Owners to exercise rights equivalent in substance to the rights that can be directly exercised by the registered holder of Notes.

Payments of interest on the Notes will be made to DTC. DTC’s practice is to credit Direct Participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name”, and such payments will be the responsibility of such Participants and not of DTC or us, subject to any statutory or regulatory requirements to the contrary that may be in effect from time to time. Payment of interest to DTC is the responsibility of us, disbursements of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct Participants and Indirect Participants.

Except as provided herein, a Beneficial Owner of an interest in a Global Security will not be entitled to receive physical delivery of Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC, the Direct Participants and the Indirect

Participants to exercise any rights under the Notes. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Global Securities as represented by a global certificate.

Neither the Trustee nor us will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and the Euroclear system, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of Notes received in Clearstream, Luxembourg or the Euroclear system as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the notes settled during the processing will be reported to the relevant Euroclear participant or Clearstream participant on that business day. Cash received in Clearstream, Luxembourg or the Euroclear System as a result of sales of the Notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or the Euroclear system cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and the Euroclear system have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of DTC, Clearstream, Luxembourg and the Euroclear system, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor securities depository is not obtained, Notes in definitive form are required to be printed and delivered to each holder.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Notes registered in such names as DTC or such successor depositary, as applicable, shall direct. It is expected that such instructions will be based upon directions received by DTC from its participants or such successor depositary from its participants with respect to ownership of beneficial interests in such Global Security.

The information in this section concerning DTC and the DTC’s system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and DTC and any changes to these procedures that may be instituted unilaterally by DTC. We will take no responsibility for the accuracy of the information in this section concerning DTC and DTC’s book-entry system.

PRO FORMA INTEREST COVERAGE

The following interest coverage ratios are calculated on a consolidated basis for the twelve month periods ended December 31, 2006 and March 31, 2007 and are derived from our audited consolidated financial statements, in the case of December 31, 2006, and our unaudited consolidated financial statements, in the case of March 31, 2007. The following ratio gives effect to the issuance and sale of the Notes and the application of the estimated proceeds therefrom to repay outstanding bank debt as if such transactions occurred at the beginning of the respective periods. See “Use of Proceeds” in this Prospectus Supplement. The following ratio does not purport to reflect the actual interest coverage ratios that would have resulted if such transactions had actually occurred on such dates, nor are they indicative of the interest coverage ratios for any future periods.

	March 31, 2007	December 31, 2006

Interest coverage on long-term debt	x	x

Interest coverage means net income plus income taxes and interest expense on long-term debt divided by interest on long-term debt.

CREDIT RATINGS

The Notes currently have been assigned a rating of Baa2 by Moody’s Investors Service, Inc. (“Moody’s”) with a stable outlook, BBB by Dominion Bond Rating Service Limited (“DBRS”) with a stable trend and BBB– by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., (“S&P”) (each a “Rating Agency”). S&P assigns a rating outlook to the company and not to individual debt instruments. S&P has assigned a positive outlook to Nexen. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody’s rating system, securities rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of its generic rating category.

DBRS’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an obligation rated “BBB” is of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. The ratings from AA to CCC may be modified by the addition of a (high) or (low) designation to show relative standing within the major rating categories. The absence of either of these designations indicates a rating which is in the middle of the category.

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt rated “BBB” exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or a minus ( — ) sign to show relative standing within the major rating categories.

The credit ratings accorded to the Notes by the Rating Agencies are not recommendations to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if any such rating is so revised or withdrawn, we are under no obligation to update this Prospectus Supplement.

CERTAIN INCOME TAX INFORMATION

The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the Notes having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax consequences generally applicable to a purchaser of Notes pursuant to this Prospectus Supplement who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not, and is not deemed to be, resident in Canada, who does not use or hold and is not deemed to use or hold the Notes in carrying on a business in Canada and deals at arm’s length with Nexen (a “Non-Resident Holder”). The summary does not apply to Non-Resident Holders that are “financial institutions” within the meaning of the mark-to-market rules of the Tax Act or to Non-Resident Holders that carry on an insurance business in Canada or elsewhere and any such Non-Resident Holders should obtain independent advice as to the tax consequences of acquiring and holding the Notes.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, applicable jurisprudence, our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”), and all specific proposals to amend the Tax Act and the regulations thereunder, which have been publicly announced by the Department of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). This summary assumes that all Proposed Amendments will be enacted in their present form, but no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. The tax liability of each Non-Resident Holder will depend on the Non-Resident Holder’s particular circumstances. Accordingly, it is recommended that Non-Resident Holders consult their own tax advisors as to the particular tax consequences to them of acquiring and holding the Notes.

The payment of interest on the Notes by Nexen to a Non-Resident Holder will not be subject to withholding tax under the Tax Act. There will be no other taxes on income or capital gains payable under the Tax Act in respect of the holding, redemption or disposition of the Notes or the receipt of interest on the Notes by a Non-Resident Holder.

Certain U.S. Federal Income Tax Considerations

Any discussion of tax issues set forth in this Prospectus Supplement was written in connection with the promotion and marketing of the transactions described in this Prospectus Supplement. Such discussion was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any tax penalties that may be imposed on such person. Each investor should seek advice based on its particular circumstances from an independent tax advisor.

The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of Notes by U.S. Holders (as defined below) who purchase Notes in this offering at the issue price set forth on the cover of this Prospectus Supplement and who hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the Notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, regulated investment companies, traders in securities who elect to mark-to-market their securities, U.S. expatriates, persons subject to the alternative minimum tax, U.S. Holders whose “functional currency” is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the Notes, and does not address any aspect of gift, estate or inheritance, or state, local or foreign tax law. Furthermore, the summary below is based upon the provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions under the Code as of the date of this Prospectus Supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view as to any of the tax consequences described in this summary.

As used in this section, the term “U.S. Holder” means a beneficial owner of a Note that is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day, and validly elected to continue to be so treated under applicable U.S. Treasury regulations.

If a partnership or other flow-through entity classified as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner or other owner generally will depend on the status of the partner and other owner and the activities of the partnership or other flow-through entity. A partner of a partnership or an owner of another flow-through entity holding a Note should consult its own tax advisors.

Payments of Interest

Interest on a Note will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder’s method of accounting for U.S. federal income tax purposes. In addition to interest on the Notes, a U.S. Holder will be required to include as income any Canadian withholding taxes and any additional amounts we may pay as a result of the imposition of Canadian withholding taxes. As a result, a U.S. Holder may be required to include more amounts in gross income than the amount of cash it actually receives. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a Note generally will constitute foreign source income and generally will be considered either “passive category income” or “general category income” for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Sale, Exchange or Retirement of the Notes

Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize a capital gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder’s adjusted tax basis in the Note. Such gain or loss generally will constitute long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a U.S. resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal and interest on a Note and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number (“TIN”) or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent it exceeds such liability. A U.S. Holder who does not provide a correct TIN may be subject to penalties imposed by the IRS.

UNDERWRITING

Banc of America Securities LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms of and conditions contained in an underwriting agreement dated May 1, 2007, the underwriters have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amount of Notes listed opposite their names below:

	Principal	Principal
	Amount of	Amount of
Underwriters	Notes	Notes

Banc of America Securities LLC	U.S.$	U.S.$
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.

Total	U.S.$	U.S.$

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the Notes if any are purchased. We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the U.S. Securities Act of 1933, or to contribute to payments which the underwriters may be required to make in respect thereof.

The underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the pricing agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

The underwriters have advised us that they propose to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price, less a concession not in excess of     % of the principal amount of the      Notes and     % of the principal amount of the      Notes. The underwriters may allow, and such dealers may re-allow, a discount to certain other dealers, not in excess of     % of the principal amount of the      Notes and     % of the principal amount of the      Notes. After the initial public offering of the Notes, the public offering price, concessions and discounts may be changed.

The expenses of the offering, not including the underwriting commissions, are estimated to be U.S.$1,000,000 and are payable by us.

The Notes have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered, sold or delivered, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the Notes will require each dealer or other party thereto to make an agreement to the same effect.

The Notes are new issues of securities with no established trading market. The Notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in each series of Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading markets for the Notes or that active public markets for the Notes will develop. If active public trading markets for the Notes do not develop, the market prices and liquidity of the Notes may be adversely affected.

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees. Also, all of the underwriters are affiliates of banks which are lenders to us and to which we are currently indebted. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the Notes. The decision to distribute the Notes hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering will be used by us to repay indebtedness to such banks. See “Use of Proceeds”. As a result, such banks may in the aggregate receive more than 10% of the net proceeds from the offering of the Notes in the form of the repayment of such indebtedness.

Accordingly, the offering of the Notes is being made pursuant to Rule 2710(h) of the Conduct Rules of the U.S. National Association of Securities Dealers, Inc.

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market prices of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the prices of the Notes. If the underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are on the cover page of this Prospectus Supplement, the underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of the Notes described in this Prospectus Supplement may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, securities may be offered to the public in that Relevant Member State at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet net worth of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of Notes described in this Prospectus Supplement located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The sellers of the Notes have not authorized and do not authorize the making of any offer of the Notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the Notes as contemplated in this Prospectus Supplement. Accordingly, no purchaser of the Notes, other than the underwriters, is authorized to make any further offer of the Notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This Prospectus Supplement and the accompanying Prospectus have not been approved by an authorized person in the United Kingdom and are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This Prospectus Supplement, the accompanying Prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents. No application is being made for the Notes to be admitted to trading on a regulated market in the United Kingdom.

UK Stabilization

In connection with this offering, the underwriters may overallot or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the underwriters to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

LEGAL MATTERS

Certain legal matters in respect of the Notes will be passed upon for us by Bennett Jones LLP, Calgary, Alberta, with respect to Canadian federal and Alberta law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, with respect to United States federal and New York law, and certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Ontario. As to all matters of Canadian federal and Alberta law, Paul, Weiss, Rifkind, Wharton & Garrison LLP may rely upon the opinion of Bennett Jones LLP. As to all matters of United States federal and New York law, Bennett Jones LLP may rely upon the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

The partners and associates of Bennett Jones LLP as a group beneficially own, directly or indirectly, less than one percent of our outstanding securities.

AUDITORS

In connection with the audit of our annual financial statements as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006, Deloitte & Touche LLP confirmed that they are independent within the meaning of the Rules of Professional Conduct of Alberta and the standards of the SEC.

EXPERTS

DeGolyer and MacNaughton, McDaniel & Associates Consultants Ltd., Ryder Scott Company and William M. Cobb & Associates, Inc., have evaluated and/or audited our reserves, as applicable, in their capacity as independent reserves evaluators, and each has provided an opinion or opinions dated January 24, 2007, January 30, 2007, January 19, 2007 and January 19, 2007 respectively, as more particularly described in our Annual Information Form, which is comprised of our Annual Report on Form 10-K dated February 26, 2007, as amended on April 2, 2007, incorporated by reference herein. The statements as to our reserves, which appear in or are incorporated by reference herein, have been so included or incorporated by reference upon authority, as experts, of DeGolyer and MacNaughton, McDaniel & Associates Consultants Ltd., Ryder Scott Company and William M. Cobb & Associates, Inc.

Based on information provided by DeGolyer and MacNaughton, McDaniel & Associates Consultants Ltd., Ryder Scott Company and William M. Cobb & Associates, Inc. such entities or their “designated professionals”, being any partners, employees or consultants of such independent reserves evaluators who participated in and who were in a position to directly influence the preparation of the relevant report, or any such person who, at the time of the preparation of the report was in a position to directly influence the outcome of the preparation of the report, do not beneficially own an interest, directly or indirectly, in any of our securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus Supplement is a part insofar as required by the SEC’s Form F-10:

•	the documents listed under “Documents Incorporated by Reference” in this Prospectus Supplement;

•	the consent of our auditors Deloitte & Touche LLP;

•	the consent of our Canadian counsel Bennett Jones LLP;

•	the consent of our independent petroleum consultants DeGolyer and MacNaughton;

•	the consent of our independent petroleum consultants McDaniel & Associates Consultants Ltd.;

•	the consent of our independent petroleum consultants Ryder Scott Company;

•	the consent of our independent petroleum consultants William M. Cobb & Associates, Inc.;

•	powers of attorney from our directors and officers;

•	form of Senior Debt Indenture between Nexen and Deutsche Bank Trust Company Americas;

•	Subordinated Debt Indenture, dated as of November 4, 2003, between Nexen and Deutsche Bank Trust Company Americas; and

•	Statement of Eligibility of the Trustee, Deutsche Bank Trust Company Americas, on Form T-1.

AUDITORS’ CONSENT

We have read the Prospectus Supplement and accompanying Prospectus of Nexen Inc. (the “Company”) dated          , 2007 relating to the sale and issuance of U.S.$           aggregate principal amount of     % Notes and     % Notes due           and          , respectively, of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use through incorporation by reference into the above mentioned Prospectus Supplement of our report to the board of directors and shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2006 and 2005 and the consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2006. Our report is dated February 9, 2007.

Calgary, Alberta	(signed) Deloitte & Touche LLP
May , 2007	Chartered Accountants

Short Form Base Shelf Prospectus
This short form prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this short form prospectus has become final and that permits the omission from this short form prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Assistant Secretary of Nexen Inc., 801 – 7th Avenue S.W. Calgary, Alberta, Canada T2P 3P7, telephone: (403) 699-4000. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Assistant Secretary of Nexen Inc. at the above-mentioned address and telephone number.

New Issue	Dated May 31, 2005
Nexen Inc.
U.S.$1,500,000,000
Common Shares
Senior Debt Securities
Subordinated Debt Securities

        We may from time to time during the period ending June 30, 2007 sell under this Prospectus up to U.S.$1,500,000,000 (or the equivalent in other currencies or currency units) aggregate initial offering price of our common shares (“Common Shares”), senior debt securities (the “Senior Debt Securities”) and/or subordinated debt securities (the “Subordinated Debt Securities”), which may include Senior Debt Securities or Subordinated Debt Securities convertible into our Common Shares. The Subordinated Debt Securities and the Senior Debt Securities are together referred to as the “Debt Securities” and the Common Shares and the Debt Securities are collectively referred to as the “Securities”. We may offer Securities in such amount and, in the case of the Debt Securities, with such terms, as we may determine in light of market conditions. We may sell the Senior Debt Securities and the Subordinated Debt Securities in one or more series. The specific variable terms of any offering of Securities will be set forth in a supplement to this Prospectus relating to such Securities (each, a “Prospectus Supplement”) including where applicable: (i) in the case of Common Shares, the number of shares offered, the initial public offering price and any other specific terms; and (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars or in any other currency), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at our option or the holders’ option, any terms for sinking fund payments, any listing on a securities exchange, the offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other specific terms. Unless otherwise provided in the Prospectus Supplement relating to a series of Debt Securities, the Debt Securities will be issued under a trust indenture.
        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities nor passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence.
        We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements included or incorporated herein by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of U.S. companies. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to the consolidated financial statements incorporated by reference in this Prospectus.
        You should be aware that the purchase of the Securities may have tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus and any applicable Prospectus Supplement.
        Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this Prospectus are residents of Canada, and a substantial portion of our assets are located outside the United States.
        The Common Shares are listed and posted for trading on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “NXY”. There is no market through which the Debt Securities may be sold and purchasers may not be able to resell the Debt Securities purchased under this Prospectus.
        We may sell Securities to or through underwriters or dealers or directly to investors or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such Securities, including, to the extent applicable, the initial public offering price, the proceeds that we will receive, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to Securities sold to or through underwriters will be named in the related Prospectus Supplement. Unless otherwise specified in any applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange. See “Plan of Distribution”.
        The information incorporated by reference in this Prospectus concerning the business and operations of Nexen Petroleum U.K. Limited, formerly EnCana (U.K.) Limited (“EnCana U.K.”), has been derived from information provided by EnCana U.K., EnCana (U.K.) Holdings Limited (“Holdings”) and EnCana Corporation (“EnCana”) and the public disclosure filings of EnCana U.K. and EnCana. Information has also been derived from the December 31, 2003 audited consolidated financial statements of EnCana U.K. and its subsidiaries (the “Group”), prepared in accordance with accounting principles generally accepted in the United Kingdom (with a reconciliation of consolidated net income for the year ended December 31, 2003 and the consolidated balance sheet as at December 31, 2003 to generally accepted accounting principles in the United States and to generally accepted accounting principles in Canada). Further information has been derived from the unaudited interim consolidated financial statements of the Group as at September 30, 2004 and for each of the nine month periods ended September 30, 2004 and 2003, prepared in accordance with generally accepted accounting principles in the United Kingdom (with a reconciliation of consolidated net income for each of the nine month periods ended September 30, 2004 and 2003 and the consolidated balance sheet as at September 30, 2004 to generally accepted accounting principles in the United States and to generally accepted accounting principles in Canada).

DEFINITIONS AND OTHER MATTERS
      In this Prospectus and in any Prospectus Supplement, unless otherwise indicated, references to “we”, “us”, “our”, “Nexen” or the “Corporation” are to Nexen Inc. and its consolidated subsidiaries, including partnerships. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement is determined using Canadian generally accepted accounting principles.
      This Prospectus is part of a registration statement on Form F-10 relating to the Securities that we filed with the U.S. Securities and Exchange Commission (“SEC”). Under the registration statement, we may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate initial offering price of U.S.$1,500,000,000. This Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement may also add to, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement. This Prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.
      We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from U.S. generally accepted accounting principles (“U.S. GAAP”). Therefore, our consolidated financial statements incorporated by reference in this Prospectus, in any applicable Prospectus Supplement and in the documents incorporated by reference in this Prospectus and in any applicable Prospectus Supplement may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 19 of our consolidated financial statements for the year ended December 31, 2004 for a discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP.

DOCUMENTS INCORPORATED BY REFERENCE
      The following documents have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada and are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	the Management Proxy Circular dated March 10, 2005 relating to our annual general and special meeting of shareowners held on April 27, 2005, excluding those portions thereof which appear under the headings “Compensation and Human Resources Committee Report” and “Share Performance Graph” (which portions shall be deemed not to have been filed as part of, or be incorporated by reference in, this Prospectus);

(b)	the Annual Information Form, which is comprised of our Annual Report on Form 10-K dated March 1, 2005;

(c)	the consolidated balance sheet as at December 31, 2004 and 2003 and the consolidated statements of income, cash flows and shareholders’ equity for the three years ended December 31, 2004, together with the report thereon dated February 7, 2005 of our independent auditors Deloitte & Touche LLP, as contained in our Annual Report on Form 10-K dated March 1, 2005;

(d)	management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2004, as contained in our Annual Report on Form 10-K dated March 1, 2005;

(e)	the comparative interim consolidated financial statements (unaudited) including management’s discussion and analysis of financial condition and results of operations for the three month period ended March 31, 2005;

(f)	the audited consolidated financial statements of EnCana U.K. as at and for the year ended December 31, 2003, as contained in our amended business acquisition report dated February 25, 2005;

(g)	the unaudited interim consolidated financial statements of EnCana U.K. as at September 30, 2004 and for the nine month periods ended September 30, 2004 and 2003, as contained in our amended business acquisition report dated February 25, 2005; and

(h)	the pro forma consolidated statement of income (unaudited) for the year ended December 31, 2004, giving effect to the acquisition of EnCana U.K., as filed on the System for Electronic Document Analysis and Retrieval (SEDAR) under the category “Other” on May 12, 2005.
      Any documents of the type referred to above, any interim financial statements and any material change reports (with the exception of any confidential material change reports) and quarterly interest coverage reports or exhibits that we have subsequently filed with such securities commissions or similar regulatory authorities after the date of this Prospectus and prior to the termination of any offering hereunder shall be deemed to be incorporated by reference into this Prospectus.
      In addition, any report filed by us with the SEC pursuant to section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934 after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such report, until we sell all of the Securities.
      Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference herein or to constitute a part of this Prospectus.
      Upon a new Annual Information Form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous Annual Information Form and all annual financial statements, interim financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new Annual Information Form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.
      One or more Prospectus Supplements containing the specific variable terms for an issue of Securities, updated disclosure of the interest coverage ratios, if applicable, and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.
      Information has been incorporated by reference in this Prospectus from documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada and the SEC. Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Assistant Secretary of Nexen at 801 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3P7, telephone (403) 699-4000. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Assistant Secretary at the above-mentioned address and telephone number.

FORWARD-LOOKING STATEMENTS
      This Prospectus contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this Prospectus, and which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking statements. We believe that the forward-looking statements made are reasonable based on information available to us on the date such statements were made. However, no assurance can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements are expressly qualified in their entirety by these cautionary statements. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, or similar words suggesting future outcomes or our outlook. Forward-looking statements included or incorporated by reference in this Prospectus include statements with respect to such things as:

•	future crude oil, natural gas or chemicals prices;

•	future production levels;

•	future cost recovery oil revenues and our share of production from our operations in Yemen;

•	future capital expenditures and their allocation to exploration and development activities;

•	future sources of funding for our capital program;

•	future debt levels;

•	future cash flows and their uses;

•	future drilling of new wells;

•	ultimate recoverability of reserves;

•	future changes to reserves estimates;

•	operation, production, reserves and prospects relating to the Buzzard, Scott and Telford fields and other exploration properties acquired pursuant to our acquisition of EnCana U.K.;

•	expected finding and development costs;

•	expected operating costs;

•	future demand for chemicals products;

•	future expenditures and allowances relating to environmental matters; and

•	dates by which certain areas will be developed or will come on-stream.
      Such forward-looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control and each of which contribute to the possibility that our forward-looking statements will not occur or that actual results, levels of activity and achievements may differ materially from those expressed or implied by such statements, including, but not limited to: general economic, market or business conditions; market prices for oil and gas and chemicals products; our ability to produce and transport crude oil and natural gas to markets; our ability to expand our production in the near and longer-term through the exploration and development drilling and related activities in relation to the Buzzard, Scott and Telford fields and nearby exploration properties and through the use of the Scott production platform; our ability to successfully integrate EnCana U.K.’s operations and management with ours; our significant development commitments with respect to existing projects such as our Long Lake oil sands project (the “Long Lake Project”) and the third phase of our Syncrude project as well as the Buzzard field; our ability to complete our various projects on time and on budget; the anticipated production from our reserves and the decline rates associated with this production; foreign currency exchange rates; economic conditions in the countries and regions in which we carry on business; competitive actions by other companies; the opportunities (or lack of opportunities) that may be presented to us and our affiliates; actions by governmental authorities, including increases in taxes, changes in environmental and other laws and regulations; renegotiation of contracts; labor unrest; political uncertainty, including actions by terrorists, insurgent groups or other conflict including conflict between states; and other factors, many of which are beyond our control. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these risks, uncertainties and factors are interdependent and management’s future course of action depends upon our assessment of all information available at that time.
      These and additional factors are described in more detail in our management’s discussion and analysis of financial condition and results of operations included in our Annual Information Form that is comprised of our Annual Report on Form 10-K dated March 1, 2005, filed with the securities commission or similar regulatory authority in each of the provinces of Canada. You should not place undue reliance on forward-looking statements, as the plans, intentions or expectations upon which they are based might not occur or come to fruition. Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. You should also carefully consider the matters discussed under “Risk Factors” in this Prospectus and in the applicable Prospectus Supplements.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
      We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC at the SEC’s public reference rooms in Washington, D.C. and Chicago, Illinois. You may also obtain copies of those documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) system at www.sec.gov. You may read and download any public document that we have filed with the securities commissions or similar authorities in each of the provinces of Canada at www.sedar.com.
ENFORCEABILITY OF CIVIL LIABILITIES
      We are a corporation existing under the Canada Business Corporations Act. Some of our directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Bennett Jones LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.
      We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Nexen Petroleum U.S.A. Inc. as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus.

RISK FACTORS
      Prospective purchasers of the Securities should consider carefully the risk factors set forth below as well as the other information contained and incorporated by reference in this Prospectus before purchasing the Securities offered hereby.
A substantial or extended decline in oil and natural gas prices could have a material adverse effect on us.
      Crude oil and natural gas are commodities which are sensitive to numerous worldwide factors, many of which are beyond our control, and are generally sold at contract or posted prices. Changes in world crude oil and natural gas prices may significantly affect our results of operations and cash generated from operating activities. Consequently, such prices also may affect the value of our oil and gas properties and our level of spending for oil and gas exploration and development.
      Our crude oil prices are based on various reference prices, primarily the West Texas Intermediate crude oil reference price (“WTI”) and other prices which generally track the movement in WTI. Adjustments are made to the reference price to reflect quality differentials and transportation. WTI and other international reference prices are affected by numerous and complex worldwide factors such as supply and demand fundamentals, economic outlooks, production quotas set by the Organization of Petroleum Exporting Countries and political events. Quality differentials are affected by local supply and demand factors.
Exploring for and extracting oil and natural gas, and the production of chlorine, subjects us to various operational risks.
      Acquiring, developing and exploring for oil and natural gas involves many risks. These include: encountering unexpected formations or pressures; premature declines of reservoirs; blow-outs, well bore collapse, equipment failures and other accidents; craterings and sour gas releases; uncontrollable flows of oil, natural gas or well fluids; and environmental risks.
      We operate two facilities that are located in close proximity to populated areas, and each processes materials of potential harm to the local populations. At Balzac, just north of Calgary, we operate a gas plant that processes sour gas. In North Vancouver, we operate a chlor-alkali plant that produces chlorine.
      Although we maintain insurance according to customary industry practice, we may not be fully insured against all of these risks. Losses resulting from the occurrence of these risks may have a material adverse impact on our financial results.
Our offshore operations are subject to interruptions from natural disasters.
      Offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. When possible, we take precautionary measures of temporarily shutting-in production, de-manning facilities and ceasing drilling operations. We carry insurance to compensate us for physical damage and business interruption, subject to normal deductions, resulting from such weather conditions.
      For example, our operations in the Gulf of Mexico have been suspended, from time to time, due to hurricanes or tropical storms. While operations are generally restored quickly and production losses are not material, we have had one instance in the last five years where production was suspended for an extended period of time and substantial damage to facilities was incurred. In 2002, our facilities at Eugene Island 295 were damaged during Hurricane Lili. Production from this field was suspended for about four months while temporary production facilities were put in place. During this period, production volumes were reduced by approximately 2,500 barrels of oil equivalent per day. Production was restored at a reduced rate through temporary facilities for approximately six months while installation of new permanent facilities was completed. It is estimated that volumes were reduced by approximately 1,800 barrels of oil equivalent per day during this period. Although there was no significant financial impact after business interruption and property insurance claims, losses resulting from the occurrence of significant adverse weather conditions may have a material adverse impact on our financial results.
If we fail to find or acquire additional reserves, our reserves and production will decline from current levels.
      Our future crude oil and natural gas reserves and production, and therefore our operating cash flows and results of operations, are highly dependent upon our success in exploiting our current reserve base and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, our reserves and production will decline over time as reserves are produced. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, our ability to make the necessary capital investments to maintain and expand our oil and natural gas reserves will be impaired.
Oil and natural gas reserves estimates are based on expectations regarding future circumstances which may prove to be inaccurate.
      Over the past three years, we experienced net negative revisions of 337 million barrels of oil equivalent to our proved reserves (including Syncrude and before royalties). This includes 239 million barrels of oil equivalent related to changes in year-end prices, of which 246 million barrels of oil equivalent relates to the write-off of the reserves at our Long Lake Project as a result of low bitumen prices at the end of 2004. Positive price revisions of 7 million barrels of oil equivalent related primarily to our Canadian heavy oil properties. The remaining negative revisions of 98 million barrels of oil equivalent, representing about 12% of worldwide proved reserves, occurred primarily on our producing properties in Canada and Yemen. In Canada, the majority of the negative revisions of 64 million barrels of oil equivalent occurred in 2003 as result of an ongoing assessment of the future production profiles of our properties and a reduction of proved undeveloped reserves based on drilling results and updated geological mapping. In Yemen, the negative revisions of 37 million barrels of oil equivalent occurred largely in 2003 and 2004 and resulted primarily from lower-than-expected production performance, drilling results and updated geological mapping.
      About two-thirds of the 98 million barrels of oil equivalent of net negative revisions were recognized as proved reserves based on projected future production performance of producing properties. These projections considered historical performance and expected future changes in production using all available engineering and geologic data. However, subsequent production performance did not meet our projections due to such factors as sand production, steeper than expected declines due to higher water cuts and the drilling of some infill locations which proved to have already been swept. The remainder of the reserves were recognized as proved undeveloped reserves based on production performance, well control and geologic mapping using seismic and other data. Lower than expected production, greater sweep efficiencies, and unsuccessful drilling caused us to revise our proved reserves estimates downward.
      Under SEC rules, we recognize our oil sands as bitumen reserves. As a result, we expect price-related revisions, both positive and negative, to occur in the future as the economic producibility of our bitumen and heavy oil reserves are sensitive to year-end prices. In particular, since we recognize our oil sands as bitumen reserves and they are related to one project, all or none of the reserves will likely be considered economic depending on the year-end prices of bitumen, diluent and natural gas.
We operate in highly competitive industries.
      The oil and gas industry is highly competitive, particularly in the following areas: searching for and developing new sources of crude oil and natural gas reserves; constructing and operating crude oil and natural gas pipelines and facilities; and transporting and marketing crude oil, natural gas and other petroleum products. Our competitors include major integrated oil and gas companies and numerous other independent oil and gas companies. The petroleum industry also competes with other industries in supplying energy, fuel and related products to customers.
      The pulp and paper chemicals market is also highly competitive. Key success factors are: price; product quality; and logistics and reliability of supply.
      Competitive forces may result in shortages of prospects to drill, services to carry out exploration, development or operating activities, and infrastructure to produce and transport production. It may also result in an oversupply of crude oil and natural gas. Each of these factors could have a negative impact on costs and prices and, therefore, our financial results.
We may need to make further borrowings.
      Our overall indebtedness has increased as a result of acquiring the North Sea assets. Additional borrowings may be necessary to fund the field development plan for the Buzzard field as well as for the development of the Long Lake Project. While we believe that our overall indebtedness can be reduced through proceeds from the disposition of non-core assets, no assurance can be given that we will be able to implement such transactions.

Our heavy oil properties may become uneconomic.
      Heavy oil is characterized by high specific gravity or weight and high viscosity or resistance to flow. Because of these features, heavy oil is more difficult and expensive to extract, transport and refine than other types of oil. Heavy oil also yields a lower price relative to light oil and gas, as a smaller percentage of high-value petroleum products can be refined from heavy oil. As a result, our heavy oil operations are exposed to the following risks: additional costs may be incurred to purchase diluent to transport heavy oil; there could be a shortfall in the supply of diluent which may cause its price to increase; and the market for heavy oil is more limited than for light oil making it more susceptible to supply and demand fundamentals which may cause the price to decline. Any one or combination of these factors could cause some of our heavy oil properties to become uneconomic to produce and/or result in negative reserve revisions.
      Additional risk factors relating to our Long Lake Project are provided under “Our investment in the Long Lake Project exposes us to a wide range of risks”.
Our investment in the Long Lake Project exposes us to a wide range of risks.
      Our Long Lake Project is planned as a fully integrated production, upgrading and co-generation facility. We intend to use Steam Assisted Gravity Drainage (“SAGD”) technology to recover bitumen from oil sands. As designed, the bitumen will be partially upgraded using the proprietary OrCrudetm process, followed by conventional hydrocracking to produce a sweet, premium synthetic crude oil. The OrCrudetm process also yields liquid asphaltines that will be gasified into a syngas. This syngas will be used as a fuel source for the SAGD process, a source of hydrogen for use in the upgrading process, and to generate electricity through a co-generation facility.
      We have a 50% working interest in this project, and our share of the construction cost is estimated to be $1.75 billion ($3.5 billion gross). Given the higher initial investment and operating costs to produce and upgrade bitumen, the payout period for the project is longer and the economic return is lower than a conventional light oil project with an equal volume of reserves.
      Risks associated with the Long Lake Project include the following:

•	The actual costs to construct and develop the project may be higher than expected or the project may not be completed on time or at all. The impact of these variances may be significant.

•	The application of SAGD to the in-situ recovery of bitumen from oil sands is in the early stages of application in commercial oil sands projects. Variances in the anticipated performance of SAGD could have a significant adverse impact on the future activities and economic return of the project.

•	In the event we are unable to upgrade bitumen using the OrCrudetm process, we may decide to sell it as bitumen without upgrading it. This would expose us to various risks relating to the market for bitumen and the costs to purchase diluent and natural gas. These factors could cause our operating costs to increase, our revenues to decrease and the project may not be profitable.

•	We are undertaking the Long Lake Project jointly with OPTI Canada Inc. (“OPTI”). If our interest in any element of the project falls below 25%, OPTI may be able to make decisions respecting that element without our input, which may adversely affect our operations.

•	The success of the project and our investment in the project depends to a significant extent on the proprietary technology of OPTI and proprietary technology of third parties that has been, or is required to be, licensed by OPTI. There can be no assurance that OPTI will be able to obtain or defend the intellectual property rights necessary for the operation and possible further expansion of the Long Lake upgrader.

•	The project is subject to the customary hazards of recovering, transporting and processing hydrocarbons such as fires, explosions, gaseous leaks, migration of harmful substances, blowouts and oil spills. Recovering bitumen from oil sands and upgrading the recovered bitumen involves particular risks including production disruption due to the interdependence of its components, high operating pressures and temperatures, production of sour gas, and production of carbon dioxide emissions.

•	Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of Western Canada, including the lands on which the Long Lake Project is located. Such claims, if successful, could have a significant adverse effect on the project and on us.

•	The Long Lake Project competes with other producers of synthetic crude oil blends and other producers of conventional crude oil. The expansion of existing operations and development of new projects by others could materially increase the supply of synthetic crude oil and other competing crude oil products in the marketplace and have a negative impact on prices and the revenues obtainable by us from the project.

      For additional detail concerning risks related to the Long Lake Project, please refer to our Annual Report on Form 10-K dated March 1, 2005 incorporated by reference in this Prospectus and to the other risk factors relating to the oil and gas industry contained in this Prospectus.
If our large projects under development are not completed, our results from operations may be adversely impacted.
      We have significant commitments in connection with various development activities currently underway. The Syncrude Stage 3 expansion is currently 82% complete and is expected to commence production in mid-2006. Development and construction activities on the Buzzard field are approximately 65% complete and is expected to commence production in late-2006. Detailed project engineering on our Long Lake SAGD and upgrading project near Fort McMurray, Alberta is currently approximately 80% complete. Bitumen production from the Long Lake Project is expected to be achieved in the second half of 2006 and the first commercial production of upgraded synthetic crude oil is expected to be achieved in mid-2007. Our combined capital commitments for these projects are anticipated to be $1,388 million in 2005 and $1,125 million in 2006. In these projects, we are exposed to the possibility of cost overruns, which may be significant, and/or delays in commencement of commercial production.
Our marketing and hedging activities could result in significant losses.
      Our marketing operation is involved in the marketing and trading of crude oil, natural gas and power through the use of physical purchase and sales contracts as well as formal commodity contracts to enhance price realizations from the sale of our proprietary and third party production and to lock-in margins. These activities expose us to commodity price risk. The marketing operation actively manages this risk by utilizing energy-related futures, forwards, swaps and options, and generally attempts to balance its physical and financial contracts in terms of contract volumes and timing of performance and delivery obligations. However, net open positions may exist or may be established to take advantage of existing market conditions.
      Open positions and derivative instruments expose us to certain risks, including the risk of loss from fluctuating commodity prices, credit risks if a counterparty is unable to meet its contractual obligations and the risk of margin calls from third-parties. The inability to close out options, futures and forward positions could have an adverse impact on the use of derivative instruments to effectively hedge our portfolio and/or generate income from marketing activities.
The concentration of some of our producing assets exposes us to risks of loss of significant production from a single event.
      A portion of our production is generated from highly productive individual wells or central production facilities. Examples include: central processing facility, oil pipeline, and export terminal at our Yemen operations; Gunnison SPAR production platform in the Gulf of Mexico; highly productive Aspen wells tied-in to a third-party processing facility in the Gulf of Mexico; and Scott production platform in the North Sea.
      As significant production is generated from each of these assets, any single event causing an interruption to these operations could result in the loss of production and materially affect our results of operation. We carry insurance to compensate us for physical damage and business interruption arising from most circumstances but it does not provide for losses arising from equipment failures.
The unconventional nature of coal bed methane production subjects us to additional risks.
      Coal bed methane (“CBM”) is commonly referred to as an unconventional form of natural gas because it is primarily stored through adsorption by the coal itself rather than in the pore space of the rock like most conventional gas. The gas is released in response to a drop in pressure in the coal. If the coal is water saturated, water generally needs to be extracted to reduce the pressure and allow gas production to occur. CBM wells typically have lower producing rates and reserves per well than conventional gas wells, although this varies by area. CBM fields are likely to require between two and eight gas wells per section to efficiently extract the natural gas. Regulatory approval is required to drill more than one well per section. As a result, the timing of drilling programs and land development can be uncertain.

      We are testing the feasibility of gas production from the Mannville coals in the Fort Assiniboine region of Alberta. These coals are deeper than other producing CBM projects and are water saturated. These projects require significant up-front capital investment in the form of land acquisition and drilling and completion costs. A significant period of time may be required to sufficiently de-water the coals to determine if commercial production is feasible. As a result, we may have to invest significant capital in CBM assets before they achieve commercial rates of production. The wells may never achieve commercial rates of production as there are no commercially proven Mannville CBM projects in operation.
      CBM projects in some areas of the United States have had negative public reaction due to certain water disposal practices. In Canada, as in the United States, water disposal practices are regulated to ensure public safety and water conservation. Nevertheless, negative public perception around CBM production could impede our access to the resource.
Our foreign operations expose us to risk of political and economic instability.
      We operate in numerous countries, some of which may be considered politically and economically unstable. Our operations and related assets are subject to the risks of actions by governmental authorities, insurgent groups or terrorists. We conduct our business and financial affairs to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where we operate. However, there can be no assurance that we will be successful in protecting ourselves against these risks and the related financial consequences.
Fluctuations in exchange rates give rise to foreign currency exposure.
      A substantial portion of our activities are transacted in or referenced to United States dollars. Revenues, expenses, capital expenditures and related net assets of our oil and gas and chemicals operations outside Canada are primarily United States dollar denominated. Prices received in Canada for sales of our crude oil, natural gas and a portion of our chemicals products are referenced to United States dollar denominated prices. Also, we have the ability to borrow on a short-term and long-term basis in United States dollars. Our Buzzard project in the North Sea creates foreign currency exposure as a portion of the capital costs are denominated in British pounds and Euros. Fluctuations in exchange rates between the United States and Canadian dollar, and between the United States or Canadian dollar and other foreign currencies, including but not limited to the British pound and the Euro, could have an adverse effect on our financial condition.
Increases in interest rates could give rise to increased debt payment obligations.
      We use both fixed and floating rate debt to finance our operations. The floating rate debt obligations expose us to changes in interest payments due to fluctuations in interest rates, which could have an adverse effect on our financial condition.
The inability of counterparties to fulfill their obligations to us could adversely impact our results of operations.
      Credit risk affects both our trading and non-trading activities and there is the risk of loss if counterparties do not fulfill their contractual obligations. Most of our receivables are with counterparties in the oil and gas energy trading industry and are subject to normal industry credit risk. The inability of any one or more of these counterparties to fulfill their obligations to us may adversely impact our results of operations.
Changes to governmental regulations affecting the oil and gas industry could have a material adverse impact on us.
      The petroleum industry is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights. As well, governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and gas industry could reduce demand for natural gas and crude oil, increase our costs and may have a material adverse effect on our results of operations and financial condition.

Our business is subject to environmental legislation which subjects us to additional risks.
      Environmental risks inherent in the oil and gas and chemicals industries are becoming increasingly sensitive as related laws and regulations become more stringent worldwide. Many of these laws and regulations require us to remove or remedy the effect of our activities on the environment at present and former operating sites, including dismantling production facilities and remediating damage caused by the disposal or release of specified substances. Damage from the environmental risks may have a material adverse effect on our results of operations and financial condition.
The Kyoto Protocol could have a material adverse impact on our operations.
      The Kyoto Protocol came into force on February 16, 2005. Canada ratified the Kyoto Protocol in December 2002. In 1997, Canada committed to an emission reduction of 6% below 1990 levels during the First Commitment period (2008 to 2012). On March 24, 2005, the Canadian government introduced to Parliament for first reading Bill C-43 “An Act to Implement Certain Provisions of the Budget Tabled by Parliament on February 23, 2005” (Bill C-43), which contained certain proposals relating to the Kyoto Protocol. While the content of Bill C-43 and whether it will eventually pass into law remains in doubt, it constitutes the first attempt by the Canadian government to implement obligations under the Kyoto Protocol. As well, on April 13, 2005, Environment Canada released its Kyoto Plan, which sets out a number of initiatives, including the lowering of the target for reductions in greenhouse gas emissions by large final emitters from the initial target of 55 megatons to a new target of 45 megatons. Any required reductions in the greenhouse gases emitted from our operations could result in increases in our capital expenditures and operating expenses, especially those related to the Long Lake Project, which could have an adverse effect on our results of operations and financial condition.
The debt securities will be structurally subordinated to the liabilities of our subsidiaries.
      We conduct a substantial portion of our operations through our subsidiaries, including partnerships. The Debt Securities will be exclusively obligations of Nexen Inc. The subsidiaries will not guarantee the payment of principal of, or interest on, the Debt Securities. The Debt Securities will therefore be effectively subordinated to all existing and future liabilities (including trade payables and indebtedness) of our subsidiaries. In the event of an insolvency, liquidation or other reorganization of any such subsidiaries, our creditors (including the holders of the Debt Securities) will have no right to proceed against the assets of such subsidiaries or to cause the liquidation or bankruptcy of such subsidiaries under applicable bankruptcy laws. Creditors of such subsidiaries would be entitled to payment in full from such assets and earnings of such subsidiaries over the claims of ours, except to the extent that we may ourselves be a creditor with recognized claims against any such subsidiary ranking at least pari passu with such other creditors, in which case our claims would still be effectively subordinate to any mortgage or other liens on the assets of such subsidiary and would be subordinate to any indebtedness of such subsidiary senior to that held by us.
      In addition, because we are a holding company, our results of operations and our ability to service our indebtedness, including the Debt Securities, are dependent upon the results of operations of our subsidiaries and the payment of funds by such subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries have no obligation, contingent or otherwise, to pay amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to us by our subsidiaries may be subject to statutory or contractual restrictions (including requirements to maintain minimum levels of working capital and other assets), are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

NEXEN INC.
      We are an independent, Canadian-based global energy and chemicals company incorporated under the laws of Canada. Previously Canadian Occidental Petroleum Ltd., we were formed in Canada in 1971 from the reorganization of two Occidental Petroleum Corporation subsidiaries. We combined their Canadian crude oil, natural gas, sulphur and chemical operations. For financial reporting purposes, we report on four main segments: Oil and Gas; Syncrude; Oil and Gas Marketing and Chemicals. Our Oil and Gas operations are broken down geographically into the U.S. Gulf of Mexico, North Sea, Canada, Yemen and Other International (Colombia, offshore West Africa and Australia). Results from our Long Lake Project are included in Canada. We also have a 7.23% interest in Syncrude Canada Ltd. (“Syncrude”). Oil and Gas Marketing includes our crude oil, natural gas and power marketing business in North America and southeast Asia. Chemicals includes operations in North America and Brazil that manufacture, market and distribute sodium chlorate, caustic soda and chlorine.
      Our head office and principal place of business is located at 801 – 7th Avenue S.W., Calgary, Alberta, T2P 3P7.
      We conduct a substantial portion of our operations through subsidiaries, including partnerships, all of which are directly or indirectly wholly-owned. See “Risk Factors – The debt securities will be structurally subordinated to the liabilities of our subsidiaries”. The following table lists our material subsidiaries and their jurisdiction of formation.

Name	Jurisdiction of Formation
Chemicals
Nexen Chemicals Canada Limited Partnership	British Columbia Limited Partnership
Marketing
Nexen Marketing	Alberta Partnership
Canada
Nexen Petroleum Canada	Saskatchewan Partnership
Canadian Nexen Petroleum Yemen	Alberta Partnership
United States
Nexen Petroleum Offshore U.S.A. Inc.	Delaware Corporation
Nexen Petroleum U.S.A. Inc.	Delaware Corporation
International
Nexen Petroleum U.K. Limited	United Kingdom Corporation
USE OF PROCEEDS
      Unless otherwise indicated in an applicable Prospectus Supplement relating to an offering of Securities, we will use the net proceeds we receive from the sale of Securities for general corporate purposes, which may include financing our capital expenditure program and working capital requirements. We may also use the net proceeds for the repayment of indebtedness. The amount of net proceeds to be used for any such purpose will be described in the applicable Prospectus Supplement. We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of Securities pursuant to this Prospectus. We may invest funds that we do not immediately require in short-term marketable securities.
INTEREST COVERAGE
      The following interest coverage ratios are calculated on a consolidated basis for the twelve month periods ended December 31, 2004 and March 31, 2005 and are derived from our audited consolidated financial statements, in the case of December 31, 2004, and our unaudited consolidated financial statements, in the case of March 31, 2005. The following ratios do not give effect to the issue of any Securities pursuant to this Prospectus and do not purport to be indicative of the interest coverage ratios for any future periods.

	March 31,	December 31,
	2005	2004

Interest coverage on long-term debt	5.26 times	6.72 times
      Interest coverage means net income plus income taxes and interest expense on long-term debt divided by interest expense on long-term debt. The interest coverage calculation includes capitalized interest of $51 million for the twelve month period ended December 31, 2004 and $77 million for the twelve month period ended March 31, 2005. If this capitalized interest had been excluded from the calculation, the interest coverage on long-term debt would have been 9.11 times for the twelve month period ended December 31, 2004 and 8.33 times for the twelve month period ended March 31, 2005.
DESCRIPTION OF SHARE CAPITAL
Authorized Capital
      Our authorized capital consists of an unlimited number of Common Shares without nominal or par value and an unlimited number of Class A preferred shares without nominal par value, issuable in series. As at April 30, 2005, 130,099,252 Common Shares were issued and outstanding and no Class A preferred shares have been issued.
Common Shares
      Each Common Share entitles the holder to receive notice of and to attend all meetings of our shareowners, other than meetings at which only the holders of a specified class or series of shares are entitled to vote. Each Common Share entitles the holder to one vote, except at meetings at which only holders of a specified class or series of shares are entitled to vote. The holders of Common Shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to other classes of shares of Nexen, to receive any dividend declared by Nexen on the Common Shares and to receive the remaining property of Nexen upon dissolution. There are no pre-emptive or conversion rights attaching to the Common Shares and the Common Shares are not subject to redemption. All Common Shares currently outstanding and to be outstanding upon exercise of outstanding options and warrants are, or will be, fully paid and non-assessable.
      Our by-laws provide for certain rights of holders of our Common Shares in accordance with the provisions of the Canada Business Corporations Act. Such by-laws may be amended either by a majority vote of the holders of Common Shares or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of our shareholders whereupon the by-law amendment must be confirmed, confirmed as amended or replaced by a majority vote of the shareholders voting on such matter.
      Our shareholders do not have cumulative voting rights on the election of our directors. Therefore, the holders of more than 50% of the Common Shares voting for the election of our directors could, if they chose to do so, elect all of the directors and, in such event, the holders of the remaining Common Shares would not be able to elect any director.
Shareowner Rights Plan
      We are party to a shareowner rights plan agreement (the “Rights Plan”) with CIBC Mellon Trust Company as rights agent, designed to encourage the fair treatment of shareowners in connection with an unsolicited offer for Nexen Inc. Under the Rights Plan, one right (a “Right”) has been issued and attached to each Common Share outstanding and will be attached to each Common Share subsequently issued.
      Each Right entitles the holder thereof to purchase from us, one Common Share at an exercise price equal to three times the market price per Common Share subject to adjustments (the “Exercise Price”). However, if a person becomes the beneficial owner of 20% or more of the outstanding Common Shares, other then pursuant to a Permitted Bid or certain other exceptions, or announces the intent to commence a take-over bid, each Right (other than Rights beneficially owned by the offeror and certain related parties) shall constitute the right to purchase from us that number of Common Shares that have a market value at the date of occurrence equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (i.e. at a 50% discount).
      A “Permitted Bid” under the Rights Plan is a take-over bid (within the meaning of Canadian law) made by way of a take-over bid circular that satisfies all of the following conditions:

•	the bid is made to all owners of Common Shares;

•	the bid must remain open for at least 60 days and more than 50% of the outstanding Common Shares (other than Common Shares beneficially owned on the date of the bid by the offeror and certain related parties) must be deposited under the bid and not withdrawn before any Common Shares may be taken up and paid for; in addition, if 50% of the Common Shares are so deposited and not withdrawn, the offeror must make an announcement to that effect, and must leave the bid open for an additional ten business days; and

•	under the terms of the bid, Common Shares may be deposited at any time between the date of the bid and the date Common Shares are taken up and paid for, and any Common Shares so deposited may be withdrawn until taken up and paid for.
      The Rights Plan will expire at the close of the annual meeting of shareowners in 2008, unless shareowners approve the continuation of the Rights Plan at or before the annual meeting of shareowners in 2008, in which case the Rights Plan will expire at the termination of the annual meeting of shareowners in 2011. The principal terms of the Rights Plan have been summarized in our management proxy circular dated March 10, 2005, which is incorporated by reference into this Prospectus.
DESCRIPTION OF THE DEBT SECURITIES
      The Debt Securities may consist of:

•	Senior Debt Securities issued pursuant to a trust indenture (the “Senior Debt Indenture”) to be entered into between us and Deutsche Bank Trust Company Americas, as trustee; or

•	Subordinated Debt Securities issued pursuant to a trust indenture dated November 4, 2003 (the “Subordinated Debt Indenture”) between us and Deutsche Bank Trust Company Americas, as trustee.
      The Debt Securities will have maturities of not less than one year and will be offered to the public at prices and on terms determined by us based on a number of factors, including market conditions at the time of issue.
      The terms and conditions applicable to Debt Securities issued under the Senior Debt Indenture or the Subordinated Debt Indenture (collectively, the “Indentures”) will be as contained in the officer’s certificate or supplemental indenture for the specific Debt Security and the applicable Prospectus Supplement.
      The following is a summary of important provisions and definitions of the Indentures. For additional information, you should look at the applicable indenture that is filed as an exhibit to the registration statement filed with the SEC. In this description of the Debt Securities, including the description contained under the headings “Particular Terms of the Senior Debt Securities” and “Particular Terms of the Subordinated Debt Securities”, the words “Nexen”, “we”, “us” or “our” refer only to Nexen Inc. and not to any of our subsidiaries, unless otherwise expressly stated or the context otherwise requires. All references to “principal” of the Debt Securities shall be deemed to include a reference to “and premium, if any”, unless otherwise expressly stated, or where the context otherwise requires, or where such reference is to the aggregate principal amount of the Securities issuable pursuant to this Prospectus or constituting a particular series.
General
      The Debt Securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series. We are not limited as to the amount of Debt Securities we may issue under either of the Indentures. Unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.
      The applicable Prospectus Supplement will summarize the specific terms for each series of the Debt Securities and the related offering including, without limitation:

•	the title and the aggregate principal amount of the Debt Securities;

•	any limit on the aggregate principal amount of the Debt Securities;

•	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Debt Securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

•	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue and on which such interest will be payable and the regular record date or dates for the payment of interest, if any, on the Debt Securities in registered form, or the method by which such date or dates will be determined;

•	the place or places where the principal of, and interest, if any, on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the Debt Securities may be redeemed or purchased, in whole or in part, by us;

•	the terms and conditions, if any, upon which you may redeem the Debt Securities prior to maturity and the price or prices at which and the currency in which the Debt Securities are payable;

•	the terms, if any, on which the Debt Securities may be converted or exchanged for other of our securities or securities of other entities;

•	if payment of the Debt Securities will be guaranteed by any other person;

•	the extent and manner, if any, in which payment on or in respect of the Debt Securities will be secured, or will rank senior, or will be subordinated to the prior payment of our other liabilities and obligations;

•	if the series of Debt Securities will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

•	any applicable Canadian and U.S. federal income tax consequences;

•	the terms and conditions of any sinking fund or analogous provisions;

•	if the Debt Securities may be issued bearing no interest or at a discount below their stated principal amount, and special considerations applicable to any such discounted Debt Securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes;

•	if the Debt Securities are to be registered securities, bearer securities (with or without coupons) or both;

•	if other than denominations of U.S. $1,000 and any integral multiple thereof, the denomination or denominations in which any Debt Securities of the series shall be issuable and, if other than the denomination of U.S. $1,000, the denomination or denominations in which any bearer Debt Securities of the series shall be issuable;

•	if other than U.S. dollars, the currency or currency unit in which the Debt Securities are denominated or in which currency payment of the principal of or interest, if any, on such Debt Securities will be payable;

•	any index formula or other method used to determine the amount of payments of principal of or interest, if any, on the Debt Securities;

•	whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether we will have the option to redeem the Debt Securities rather than pay the additional amounts;

•	any provision for the deferral of interest payments, if any;

•	any terms applicable to the payment of principal of and interest, if any, on the Debt Securities in the form of additional Debt Securities, our securities or that of other entities or other property (or the cash value thereof) and the specific terms of and period during which such payment may be made; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the Debt Securities including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.
      We reserve the right to set forth in a Prospectus Supplement specific terms of the Debt Securities that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.
Ranking
      Unless otherwise indicated in any applicable Prospectus Supplement, the Senior Debt Securities will be our unsecured senior obligations and will rank equally and ratably with all of our other unsecured senior indebtedness from time to time outstanding. The Subordinated Debt Securities will be our unsecured obligations and will be subordinated to our Senior Indebtedness (as defined below) including all of the Senior Debt Securities. We reserve the right to specify in a Prospectus Supplement whether a particular series of the Subordinated Debt Securities is subordinated to any other series of Subordinated Debt Securities.
      We conduct a substantial portion of our operations through subsidiaries, including partnerships. The Debt Securities will be exclusively our obligations. Such subsidiaries will not guarantee the payment of principal of, or interest, if any, on, the Debt Securities. The Debt Securities will therefore be effectively subordinated to all existing and future liabilities (including trade payables and other indebtedness) of our subsidiaries. See “Risk Factors — The debt securities will be structurally subordinated to the liabilities of our subsidiaries.” We will specify in a Prospectus Supplement at the time we issue a series of Debt Securities the amount of our subsidiaries’ then existing liabilities, including trade payables and other indebtedness.
Form, Denomination, Exchange and Transfer
      Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be issuable in denominations of U.S. $1,000 and integral multiples of U.S. $1,000.
Debt Securities in Book Entry Form
      Debt Securities of any series may be issued in whole or in part in the form of one or more global securities (“Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will, to the extent not described herein, be described in the Prospectus Supplement relating to such series.
      A Global Security may not be transferred, except as a whole between the Depositary and a nominee of the Depositary or as between nominees of the Depositary, or to a successor Depositary or nominee thereof, until it is wholly exchanged for Debt Securities in certificated non-book-entry form in accordance with the terms of the applicable Indenture. So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture and payments of principal of and interest, if any, on the Debt Securities represented by a Global Security will be made by us to the Depositary or its nominee.
      Owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in certificated non-book-entry form and will not be considered the owners or holders thereof under the applicable Indenture.
      No Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(a)	the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be eligible to act as such as required by the applicable Indenture and we have been unable to obtain a replacement within 90 days following such notification or becoming aware of such ineligibility;

(b)	there shall have occurred and be continuing an Event of Default (as defined in the applicable Indenture) with respect to the Debt Securities represented by such Global Security; or

(c)	we, at any time in our sole discretion, determine that the Debt Securities represented by a Global Security shall no longer be so represented, whereupon such Global Security shall be exchanged for certificated non-book-entry Debt Securities of the same series in an aggregate principal amount equal to the principal amount of such Global Securities and registered in such names and denominations as the Depositary may direct.
      Principal and interest payments, if any, on the Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. Neither we, the applicable trustee or any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
      Unless otherwise stated in the applicable Prospectus Supplement, The Depository Trust Company will act as Depositary for any Debt Securities represented by a Global Security.
Debt Securities in Certificated Form
      In the event that the Debt Securities are issued in certificated non-book-entry form, principal and interest, if any, will be payable, the transfer of such Debt Securities will be registerable and such Debt Securities will be exchangeable for Debt Securities in other denominations of a like aggregate principal amount at the office or agency maintained by us. Payment of principal and interest, if any, on Debt Securities in certificated non-book-entry form may be made by check mailed to the address of the holders entitled thereto.
      Debt Securities of any series may be issued in whole or in part in registered form as provided in the applicable Indenture.
Exchange and Transfer
      Subject to the foregoing limitations, Debt Securities of any authorized form or denomination issued under the applicable Indenture may be transferred or exchanged for Debt Securities of any other authorized form or denomination or denominations, any such transfer or exchange to be for an equivalent aggregate principal amount of Debt Securities of the same series, carrying the same rate of interest and same redemption and other provisions as the Debt Securities so transferred or exchanged. Exchanges of Debt Securities of any series may be made at the offices of the applicable trustee and at such other places as we may from time to time designate with the approval of the applicable trustee and may be specified in the applicable Prospectus Supplement. In addition, if Debt Securities of any series are issued in certificated non-book entry form as described above under “Debt Securities in Certificated Form”, or if the Depositary for such Debt Securities of such series shall so require, we will maintain a paying agent and transfer agent for such Debt Securities in The City of New York. Unless otherwise specified in the applicable Prospectus Supplement, the applicable trustee will be the registrar and transfer agent for the Debt Securities issued under the applicable Indenture. No service charge may be made for any transfer or exchange of Debt Securities, although we and the applicable trustee may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.
Reorganization, Merger, Conveyance or Lease
      We will not be restricted by the terms of either Indenture from merging, amalgamating or consolidating with or into any other Person (as defined in the applicable Indenture), or from selling, assigning, leasing, conveying or otherwise transferring all or substantially all of our property and assets to any other Person, or from changing the jurisdiction under whose laws we are organized and existing if, in any such case:

(a)	either we shall be the surviving corporation, in the case of a merger, or the successor or transferee corporation (the “successor corporation”) expressly assumes, by supplemental indenture, the due and punctual payment of the Debt Securities and the due and punctual performance and observance of all other covenants in the applicable Indenture and the Debt Securities to be performed or observed by us (provided that no such supplemental indenture will be required pursuant to the provisions of this clause (a) if (i) the transaction in question is an amalgamation of us with any one or more other corporations, which amalgamation is governed by the statutes of Canada or any province thereof, (ii) the successor corporation is and, immediately prior to such amalgamation, we are organized and existing under the laws of Canada or any province thereof, (iii) upon the effectiveness of such amalgamation, the successor corporation shall have become or shall continue to be (as the case may be), by operation of law and as expressly provided by the statutes of Canada or any province thereof (as the case may be) applicable to such amalgamation, liable for the due and punctual payment of the Debt Securities and the due and punctual performance and observance of all other covenants in the applicable Indenture and the Debt Securities to be performed or observed by us, and (iv) we shall have delivered to the applicable trustee an opinion of our legal counsel to the effect set forth in clauses (i) through (iii) above);

(b)	the applicable trustee is satisfied, and our legal counsel is of the opinion, that such transaction is upon such terms as substantially to preserve and not to prejudice any of the rights and powers of the applicable trustee or of the holders of the Debt Securities (including, in respect of any Senior Debt Securities that may be convertible, the conversion rights of holders thereof);

(c)	there shall exist no condition or event either at the time of or immediately following such transaction, as to either us or the successor corporation, which constitutes or would with the passage of time or notice or both constitute an event of default under the applicable Indenture; and

(d)	we shall have delivered to the applicable trustee the officer’s certificate and opinions of counsel called for by the applicable Indenture;

provided that, if the successor corporation is not organized and validly existing under the laws of the United States of America or any state thereof or the District of Columbia or Canada or any province thereof, such successor corporation shall expressly agree, in a supplemental indenture executed by such successor corporation, (i) to indemnify each holder of Debt Securities from and against any present or future taxes, duties, levies, imposts, fees, assessments or other governmental charges (including penalties, interest and other liabilities related thereto) (collectively, “Taxes”) of whatever nature imposed on such holder or required to be withheld or deducted from any payment to such holder as a consequence of such transaction and against any and all costs arising out of or relating to such transaction, and (ii) that the principal of and interest, if any, on the Debt Securities will be paid without withholding or deduction for or on account of Taxes of whatever nature imposed, levied, withheld, assessed or collected by or on behalf of the jurisdiction or jurisdictions in which such successor corporation is organized, is resident or is deemed for tax purposes to be resident (each such jurisdiction being hereinafter called an “Applicable Jurisdiction”) or any political subdivision or taxing authority of or in any Applicable Jurisdiction, unless such Taxes are required by any Applicable Jurisdiction or any political subdivision or taxing authority thereof or therein to be withheld or deducted, in which case such successor corporation will pay such additional amounts (“Reorganization Additional Amounts”) as may be necessary in order that the net amount paid to each holder of any Debt Securities, after such deduction or withholding, will not be less than the amount which such holder would have received in accordance with the terms of the Debt Securities and the applicable Indenture if no such deduction or withholding had been required. All references herein to the payment of the principal of or interest, if any, on any Debt Securities shall be deemed to include mention of the payment of Reorganization Additional Amounts to the extent that, in such context, Reorganization Additional Amounts would be payable.
Defeasance or Covenant Defeasance of the Applicable Indenture
      We may, at our option and at any time, discharge our obligations with respect to the outstanding Debt Securities of a particular series (“defeasance”) under either or both of the Indentures. Such defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Debt Securities of such series and to have satisfied all of our other obligations under such Debt Securities, except for, among other things:

(a)	the rights of holders of outstanding Debt Securities of such series to receive solely from the cash and/or U.S. Government Obligations (as defined in the applicable Indenture) deposited in trust as described below, payment in respect of the principal of and interest, if any, on the Debt Securities of such series when such payments are due;

(b)	our obligations to issue temporary Debt Securities, register the transfer or exchange of any Debt Securities, replace mutilated, destroyed, lost or stolen Debt Securities and maintain an office or agency for payments in respect of the Debt Securities;

(c)	the rights, powers, trusts, duties and immunities of the applicable trustee; and

(d)	the defeasance provisions of either or both of the Indentures, as applicable.
In addition, we may, at our option and at any time, elect to terminate our obligations with respect to certain covenants that are set forth in either or both of the Indentures, and any subsequent failure to comply with such obligations will not constitute an event of default with respect to the Debt Securities (“covenant defeasance”) to which such covenant defeasance applies.
      We can exercise either defeasance or covenant defeasance of the Debt Securities of a particular series in the following circumstances:

(a)	we must irrevocably deposit with the applicable trustee, in trust, for the benefit of the holders of the Debt Securities of such series, cash, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the written opinion of a nationally recognized firm of independent public accountants, to pay the principal of and interest, if any, on the outstanding Debt Securities being defeased, or to which covenant defeasance applies, when due;

(b)	we must deliver to the applicable trustee an opinion of U.S. counsel to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change after the date of the applicable Indenture in applicable U.S. federal income tax laws);

(c)	we must deliver to the applicable trustee an opinion of Canadian counsel to the effect that:

(i)	the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance or covenant defeasance;

(ii)	after such defeasance or covenant defeasance, any payment or credit by us of the principal of or interest, if any, on the Debt Securities of such series to a holder thereof will be exempt from Canadian withholding tax if the holder thereof, for the purposes of the Income Tax Act (Canada) (or any successor law), is or is deemed to be a non-resident of Canada and deals at arms’ length with us at the time of such payment or credit; and

(iii)	after such defeasance or covenant defeasance, holders of the Debt Securities of such series will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred;

(d)	no event of default or event which, with notice or passage of time or both, would constitute an event of default with respect to the Debt Securities of such series under the applicable Indenture shall have occurred and be continuing on the date of such deposit or occur as a result of such deposit or, in the case of bankruptcy or insolvency proceedings, at any time during the period ending on the day which is the later of (i) three months and one day after the date of such deposit and (ii) 91 days after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

(e)	such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the applicable Indenture or any other material agreement or instrument to which we are a party or by which we are bound;

(f)	we must deliver to the applicable trustee an officer’s certificate stating that the deposit with the applicable trustee was not made by us with the intent of preferring the holders of the Debt Securities of such series over our other creditors, with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

(g)	we must deliver to the applicable trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent under the applicable Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with.
Satisfaction and Discharge
      The applicable Indenture will be discharged with respect to a series of Debt Securities and will cease to be of further effect (except as to, among other things, surviving rights of registration of transfer or exchange of the applicable Debt Securities and the reinstatement obligations applicable in the event that the applicable trustee or paying agent is unable to apply payments in accordance with the applicable Indenture, as expressly provided for in the applicable Indenture) as to all outstanding Debt Securities of such series when:

(a)	either (i) all Debt Securities of such series theretofore authenticated and delivered (except lost, stolen or destroyed Debt Securities which have been replaced or repaid and Debt Securities for which payment has been deposited or held in trust) have been delivered to the applicable trustee for cancellation or (ii) all such Debt Securities not delivered to the applicable trustee for cancellation have been called for redemption within one year or have (or will within one year) become due and payable and we have irrevocably deposited or caused to be deposited with the applicable trustee cash or U.S. Government Obligations in an amount sufficient to pay and discharge the entire indebtedness on the applicable Debt Securities not theretofore delivered to the applicable trustee for cancellation, for principal of and interest, if any, on the applicable Debt Securities to the date of redemption or maturity, as the case may be, together with irrevocable instructions from us directing the applicable trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(b)	we have paid all other sums payable by us under the applicable Indenture and the applicable Debt Securities;

(c)	there exists no event of default or event which, with notice or passage of time or both, would constitute an event of default under the applicable Indenture;

(d)	we have delivered to the applicable trustee an officer’s certificate and an opinion of counsel stating that all conditions precedent under the applicable Indenture relating to the satisfaction and discharge of the applicable Indenture have been complied with; and

(e)	in the case of the Subordinated Debt Indenture, no event or condition shall exist that, pursuant to the subordination provisions of such indenture, would prevent us from making payments of the principal of or interest, if any, on the Subordinated Debt Securities of such series.

Evidence of Compliance
      The Indentures provide that we shall furnish to the applicable trustee evidence of compliance by us with conditions precedent provided for in the applicable Indenture to be fulfilled by us relating to: (a) the certification and delivery of the original issue of Debt Securities; (b) the satisfaction and discharge of the applicable Indenture; and (c) the taking of any action to be taken by the applicable trustee at our request forthwith if and when such evidence is required to be furnished to the applicable trustee by the applicable Indenture. The evidence of compliance is to consist of: (a) a certificate of one of our directors or officers stating that the conditions precedent have been complied with in accordance with the terms of the applicable Indenture; and (b) in case of conditions precedent compliance with which are by the applicable Indenture made subject to a review or an examination by counsel, an opinion of counsel that such conditions precedent have been complied with in accordance with the terms of the applicable Indenture. Any such evidence of compliance shall also comply with any legislation relating to trust indentures applicable to the applicable Indenture. In addition to the foregoing, we shall, whenever the applicable trustee so requires by written notice, furnish the applicable trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the applicable trustee as to any action or step required or permitted to be taken by us under the applicable Indenture or as a result of any obligation imposed by the applicable Indenture. The Indentures also provide that we will annually furnish the applicable trustee with a certificate stating that we have complied with all covenants, conditions or other requirements contained in the applicable Indenture, noncompliance with which would constitute a default or an event of default under the applicable Indenture; or, in the event of such non-compliance, specifying the particulars of such noncompliance.
Consent to Service
      In connection with the Indentures, we will designate and appoint Nexen Petroleum U.S.A. Inc., 12790 Merit Drive, Suite 800, LB 94, Dallas, Texas 75251 as our authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Indentures or the Debt Securities that may be instituted in any federal or New York state court located in New York City, or brought by the applicable trustee (whether in its individual capacity or in its capacity as trustee under the applicable Indenture), and will irrevocably submit to the nonexclusive jurisdiction of such courts.
PARTICULAR TERMS OF THE SENIOR DEBT SECURITIES
Ranking of Senior Debt Securities
      The Senior Debt Securities will be our unsecured senior obligations and will rank equally and ratably with all of our other unsecured senior indebtedness from time to time outstanding. The Senior Debt Securities will be senior to our Subordinated Debt Securities.

Limitation on Liens
      We covenant and agree in the Senior Debt Indenture that except for Permitted Encumbrances (as defined below), (a) we shall not create, incur, assume or suffer to exist, nor shall we allow or permit any Restricted Subsidiary (as defined below) to create, incur, assume or suffer to exist, any Security Interest (as defined below) securing any Indebtedness for Borrowed Money (as defined below) or interest thereon, upon or with respect to any of our properties or assets or any income or profits therefrom, whether owned on the date of the Senior Debt Indenture or thereafter acquired, and (b) without limitation to the provisions of clause (a) of this sentence, we shall not create, incur, assume or suffer to exist, nor shall we allow or permit any Subsidiary (as defined below) to create, incur, assume or suffer to exist, any Security Interest securing any Indebtedness for Borrowed Money or interest thereon, upon or with respect to any shares of capital stock, Indebtedness (as defined below) or other securities of, or other ownership interests in, any Restricted Subsidiary, whether owned on the date of the Senior Debt Indenture or thereafter acquired, unless, in any case described in (a) or (b) of this sentence, we or such Restricted Subsidiary or Subsidiary, as the case may be, shall secure or cause to be secured the Senior Debt Securities equally and rateably with the Indebtedness for Borrowed Money secured by such Security Interest.
Events of Default
      Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or our covenants that are described below. Unless otherwise specified in the applicable Prospectus Supplement, the following are “Events of Default” under the Senior Debt Indenture in relation to the Senior Debt Securities issued thereunder:

(a)	default in the payment of interest on any Senior Debt Security of that series when such interest becomes due and payable and the default continues for a period of 30 days;

(b)	default in the payment of the principal of, or premium or other amounts, if any, on any Senior Debt Security of that series when the same becomes due and payable at maturity or on redemption or otherwise;

(c)	failure to deposit any sinking fund payment after it becomes due by the terms of a Senior Debt Security of that series;

(d)	failure to observe or perform any other covenants, agreements or warranties in the Senior Debt Securities of that series or the Senior Debt Indenture (other than a covenant, agreement or warranty a default in whose performance or whose breach is elsewhere specifically dealt with or which has expressly been included in the Senior Debt Indenture solely for the benefit of a series of applicable Senior Debt Securities other than that series), and the failure to observe or perform continues for the period and after the notice specified below;

(e)	we, pursuant to or within the meaning of any bankruptcy law, (i) commence a voluntary case or proceeding under any bankruptcy law, (ii) consent to the entry of a judgment, decree or order for relief against us in an involuntary case or proceeding under any bankruptcy law, (iii) consent to or acquiesce in the institution of bankruptcy or insolvency proceedings against us, (iv) apply for, consent to or acquiesce in the appointment of or taking possession by a custodian of us or for all or substantially all of our property, (v) make a general assignment for the benefit of our creditors, (vi) admit in writing to an inability to pay our debts as they become due or (vii) take any corporate action in furtherance of or to facilitate, conditionally or otherwise, any of the foregoing;

(f)	(i) a court of competent jurisdiction enters a judgment, decree or order for relief in an involuntary case or proceeding under any bankruptcy law which shall (A) approve as properly filed a petition seeking reorganization, arrangement, adjustment or composition in respect of us, (B) appoint a custodian for all or substantially all of our property, or (C) order the winding-up or liquidation of our affairs, and such judgment, decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (ii) any bankruptcy or insolvency petition or application is filed, or any bankruptcy or insolvency proceeding is commenced, against us and such petition, application or proceeding is not dismissed within 60 days; or (iii) a warrant of attachment is issued against any material portion of our property which is not released within 60 days of service; or (iv) a court of competent jurisdiction enters an order or decree under any bankruptcy law that is for relief in an involuntary case against us;

(g)	if an event of default (as defined in any indenture or instrument under which we or any of the Restricted Subsidiaries has at the time of the Senior Debt Indenture or shall thereafter have outstanding any Indebtedness for Borrowed Money) shall happen and be continuing, or we or any of the Restricted Subsidiaries shall have failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay shall result in such indebtedness being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of Cdn.$75,000,000 and 7.5% of our Shareholders’ Equity shall be or become due and payable upon such declaration or otherwise accelerated prior to the date on which the same would otherwise have become due and payable (the “accelerated indebtedness”), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (a) if the accelerated indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times and on the conditions set out in any such indenture or instrument, it shall not be considered an Event of Default for purposes of the Senior Debt Indenture until 30 days after notice to us from the trustee under the Senior Debt Indenture or the holders of at least 25% in aggregate principal amount of the outstanding Senior Debt Securities of a series demanding that such event of default be remedied, or (b) if the accelerated indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (i) if such accelerated indebtedness is, by its terms, Non-Recourse Debt (as defined below) to us or the Restricted Subsidiaries, it shall not be considered an Event of Default for purposes of the Senior Debt Indenture; or (ii) if such accelerated indebtedness is recourse to us or the Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days after notice to us from the trustee under the Senior Debt Indenture or the holders of at least 25% in aggregate principal amount of the outstanding Senior Debt Securities of a series demanding that such event of default be remedied before being considered an Event of Default for purposes of the Senior Debt Indenture; or

(h)	any other event of default provided with respect to Senior Debt Securities of that series.
      All references to an “Event of Default” under the heading “Particular Terms of the Senior Debt Securities” shall be deemed to be a reference to the events of default described above. A default under clause (d) above is not an Event of Default until the trustee under the Senior Debt Indenture or the holders of at least 25% in aggregate principal amount of the outstanding Senior Debt Securities of that series notify us of the default and we do not cure the default within 60 days after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a “Notice of Default”. When a default under clause (d) above is cured within such 60-day period, it ceases to be a default.
      In the event of a declaration of acceleration in respect of the Senior Debt Securities because an Event of Default specified in clause (g) above shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given by us to the trustee under the Senior Debt Indenture and countersigned by the holders of such indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Senior Debt Securities, and no other Event of Default has occurred during such 30-day period which has not been cured or waived during such period.
      If an Event of Default under the Senior Debt Indenture occurs and is continuing with respect to any series of the Senior Debt Securities (except in respect of an Event of Default as described in clause (e) and (f) above), then and in every such case the trustee under the Senior Debt Indenture or the holders of at least 25% in aggregate principal amount of the then outstanding Senior Debt Securities of such affected series may declare the unpaid principal amount (or, if the Senior Debt Securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all Senior Debt Securities of such series and all accrued and unpaid interest thereon, if any, to be immediately due and payable. If an Event of Default as described in clause (e) and

(f) above occurs, all unpaid principal and accrued interest, if any, on the Senior Debt Securities of an affected series shall be immediately due and payable without any further act by the trustee or any holder. However, except with respect to any non-payment of principal or interest, at any time after a declaration of acceleration with respect to any series of the Senior Debt Securities has been made, but before a judgment or decree for payment of the money due has been obtained, upon compliance with certain conditions specified in the Senior Debt Indenture, including the cure or waiver of all existing Events of Default and the deposit with the trustee of funds sufficient to pay all due and payable principal and interest on the Senior Debt Securities of such series, the holders of a majority in principal amount of the outstanding Senior Debt Securities of that series, by written notice to the trustee may rescind such acceleration.
      Subject to certain limitations set forth in the Senior Debt Indenture, the holders of a majority in principal amount of the outstanding Senior Debt Securities of each series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the Senior Debt Indenture, or exercising any trust or power conferred on such trustee, with respect to the Senior Debt Securities of all series affected by such Event of Default.
      No holder of Senior Debt Securities of any series will have any right to institute any proceeding with respect to the Senior Debt Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

•	such holder has previously given to the trustee under the Senior Debt Indenture written notice of a continuing Event of Default with respect to the Senior Debt Securities of such series affected by such Event of Default;

•	the holders of at least 25% in aggregate principal amount of the outstanding Senior Debt Securities of such series affected by such Event of Default have made written request, and such holder or holders have offered reasonable indemnity, to the trustee under the Senior Debt Indenture to institute such proceeding as trustee; and

•	the trustee under the Senior Debt Indenture has failed to institute such proceeding within 60 days after receipt of such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the outstanding Senior Debt Securities of such series affected by such Event of Default a direction inconsistent with such request.
      However, such above-mentioned limitations do not apply to a suit instituted by the holder of Senior Debt Securities for the enforcement of payment of the principal or interest, if any, on such Senior Debt Securities on or after the applicable due date specified in such Senior Debt Securities.
      The holders of not less than a majority of the principal amount of Senior Debt Securities of a particular series may, by written notice to the trustee under the Senior Debt Indenture, on behalf of all of the holders of Senior Debt Securities of such series, waive any default or Event of Default except in respect of: (a) the payment of principal, other amounts or interest, if any, on the Senior Debt Securities of such series; or (b) in respect of a covenant under the Senior Debt Indenture which cannot be modified or amended without the consent of the holder of each outstanding Senior Debt Security of such series. Upon such waiver, such default or Event of Default shall cease to exist and shall be deemed to have been cured for every purpose of the Senior Debt Indenture.
Modification and Waiver
      The Senior Debt Indenture will provide that with the consent of the holders of not less than a majority in principal amount of all outstanding Senior Debt Securities of each series affected by such supplemental indenture delivered to us and the trustee under the Senior Debt Indenture, we and the trustee under the Senior Debt Indenture, may enter into an indenture or indentures supplemental to the Senior Debt Indenture for the purpose of modifying in any manner the rights of the holders of Senior Debt Securities or adding any provisions to or changing in any manner or eliminating any of the provisions of the Senior Debt Indenture; provided however, that no such supplemental indenture shall, without the consent of the holder of each outstanding Senior Debt Security of such series:

(a)	change the stated maturity of the principal, other amounts, if any, or any installment of principal of, or premium or other amounts, if any, or interest, if any, on, any Senior Debt Security, or reduce the principal amount (or accreted value, as the case may be) thereof or the rate of interest thereon or accretions or any premium or other amounts payable upon the redemption, repurchase or repayment thereof, or change the manner in which the amount of any of the foregoing is determined, or reduce the amount of the principal (or accreted value, as the case may be) that would be due and payable upon a declaration of acceleration of the maturity, or change any place of payment where, or the applicable currency for, or impair the right to receive payment of principal or a premium, interest, if any, or other amounts, if any, on any holder’s Senior Debt Securities on or after their respective due dates or to institute suit for the enforcement of any such payment;

(b)	reduce the percentage in principal amount of the outstanding Senior Debt Securities of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Senior Debt Indenture or defaults or events of default and their consequences provided for in the Senior Debt Indenture;

(c)	modify any of the provisions regarding the establishment of supplemental indentures by the consent of a majority of the aggregate principal amount of the Senior Debt Securities or the waiver of certain past defaults or compliance with certain covenants, except to increase any percentage required to establish such supplemental indenture or waive such default or covenant compliance or to provide that certain other provisions of the Senior Debt Indenture cannot be modified or waived without the consent of the holder of each outstanding Senior Debt Security affected thereby; provided, however, that this clause shall not be deemed to require the consent of any holder of Senior Debt Securities with respect to changes in the references to “the Trustee” in certain provisions of the Senior Debt Indenture;

(d)	modify any conversion ratio or otherwise impair conversion rights with respect to such outstanding Senior Debt Securities, except as expressly permitted by the terms of such outstanding Senior Debt Securities;

(e)	modify any redemption provisions applicable to such outstanding Senior Debt Securities;

(f)	directly or indirectly release any of the collateral or security interest in respect of such outstanding Senior Debt Securities, except as expressly permitted by the terms of such outstanding Senior Debt Securities; or

(g)	change any obligations to pay additional amounts provided in the terms of such outstanding Senior Debt Securities.

      A supplemental indenture which changes or eliminates any covenant or other provisions of the Senior Debt Indenture which has expressly been included solely for the benefit of one or more particular series of Senior Debt Securities, or which modifies the rights of the holders of Senior Debt Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Senior Debt Indenture of the holders of Senior Debt Securities of any other series.
      The Senior Debt Indenture or the Senior Debt Securities may be amended or supplemented, without the consent of any holder of such Senior Debt Securities in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not materially adversely affect the interests of the holders of such Senior Debt Securities.
      Other actions by the holders of Senior Debt Securities may be taken with the written consent of a majority in aggregate principal amount of the outstanding Senior Debt Securities of each affected series or by ordinary resolution at a meeting of holders of such Senior Debt Securities. The Senior Debt Indenture will provide that resolutions may be made either by vote in person or by written proxy at meetings of Senior Debt Security holders. Resolutions by vote at a meeting will not be binding upon Senior Debt Security holders (or, if the action to be taken affects the rights of holders of one or more series of Senior Debt Securities in a different manner than other holders, upon the holders of such affected series) unless passed by (i) at least a majority of the principal amount of Senior Debt Securities (or each affected series thereof) voted at a meeting where the holders of a majority of the principal amount of the outstanding Senior Debt Securities (or each affected series thereof) are present, subject to provisions providing for a specified percentage of the holders of the principal amount of Senior Debt Securities required to vote with respect to certain consents or waivers provided under the Senior Debt Indenture and provisions as to adjourned meetings, or (ii) the holders of a majority of the principal amount of Senior Debt Securities (or each affected series thereof) voted at a meeting where at least 25% of the principal amount of the outstanding Senior Debt Securities (or each affected series thereof) are present, in the case of a reconvened meeting.

Redemption for Changes in Canadian Tax Law
      We have the right to redeem, at any time, the Senior Debt Securities of a series, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

(a)	we determine that (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or the Applicable Jurisdiction or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date or dates specified in the supplement to this Prospectus relating to such series of Senior Debt Securities, if any date is so specified, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts (as defined below) or Reorganization Additional Amounts with respect to any Senior Debt Security of such series, or (ii) on or after a date or dates specified in the supplement to this Prospectus relating to such series of Senior Debt Securities, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or the Applicable Jurisdiction or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the opinion of our counsel, will result in our obligation to pay, on the next succeeding date on which interest is due, Additional Amounts or Reorganization Additional Amounts with respect to any Senior Debt Security of such series; and

(b)	we, in our business judgment, determine that any such obligation under (a) above cannot be avoided by the use of reasonable measures available to us;
provided, however, that (i) no such notice of redemption may be given earlier than 60 nor later than 30 days prior to the earliest date on which we would be obligated to pay such Additional Amounts or Reorganization Additional Amounts were a payment in respect of the Senior Debt Securities then due, and (ii) at the time such notice of redemption is given, such obligation to pay such Additional Amounts or Reorganization Additional Amounts or such denial of the deductibility of interest remains in effect.
Canadian Withholding Taxes
      All payments made by or on behalf of us under or with respect to the Senior Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or any authority or agency therein or thereof having power to tax (“Canadian Taxes”) unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency.
      If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Senior Debt Securities, we will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of Senior Debt Securities after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the holder of Senior Debt Securities would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder of Senior Debt Securities (an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which we do not deal at arm’s length (for purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

•	which is subject to such Canadian Taxes by reason of the holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province thereof otherwise than by the mere holding of Senior Debt Securities or the receipt of payments thereunder; or

•	which is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in, the rate of deduction or withholding of, such Canadian Taxes.

      We will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. We will furnish to the holders of the Senior Debt Securities, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each holder (other than an Excluded Holder) and, upon written request, reimburse each such holder for the amount excluding any Additional Amounts that have been previously been paid by us with respect thereto of: (a) any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Senior Debt Securities; (b) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and (c) any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) in this paragraph. All references herein to the payment of the principal of, or premium, if any, or interest on any Senior Debt Securities shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts would be payable.
      The foregoing obligations shall survive any termination, defeasance or discharge of the Senior Debt Indenture.
Governing Law
      The Senior Debt Indenture and the Senior Debt Securities will be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles thereunder that would indicate the applicability of the laws of any jurisdiction other than such state, and also subject to, and governed by, the provisions of the Trust Indenture Act required to be a part thereof.
Definitions Relating to the Senior Debt Securities
      The Senior Debt Indenture contains the following definitions particular to the Senior Debt Securities:

“Consolidated Net Tangible Assets” means the total amount of assets of any Person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

(a)	all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

(b)	all goodwill, trade names, trademarks, patents, unamortized debt discounts and expenses and other like intangibles; and

(c)	appropriate adjustments on account of minority interests of other persons holding shares of the Subsidiaries of such Person,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such Person computed in accordance with Canadian GAAP;

“Current Assets” means current assets as determined in accordance with Canadian GAAP;

“Facilities” means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities, flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants), electric lines and other utilities; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing;

“Indebtedness” as to any Person, means, without duplication, all items of indebtedness or liability which in accordance with Canadian GAAP would be considered to be indebtedness or liabilities of such Person as at the date of which indebtedness is to be determined, including Indebtedness for Borrowed Money;

“Indebtedness for Borrowed Money” as to any Person, means, without duplication, the full amount of all liabilities of such Person for the repayment, either in money or in property, of borrowed money, and the full amount of liabilities of others for the repayment, either in money or in property, of borrowed money, that is guaranteed or endorsed (otherwise than for purposes of collection) by such Person, or which such Person is obligated, contingently or otherwise, to purchase, or on which such Person is otherwise contingently liable, provided that a contingent liability for borrowed money shall only constitute Indebtedness for Borrowed Money where the amount thereof is recorded as a liability in the most recent consolidated financial statements of such Person prepared in accordance with Canadian GAAP;

“Non-Recourse Debt” means indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other Person acting on behalf of such entity) in respect of such indebtedness is limited (except for recourse with respect to a breach of representations, warranties or covenants not related to repayment of such indebtedness to the extent such representations, warranties and covenants are customarily given in non-recourse financings) to the properties or assets created, developed, constructed or acquired in respect of which such indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse;

“Permitted Encumbrances” means any of the following:

(a)	Security Interests arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, joint venture or joint operation agreements, development agreements, operating agreements, production sales contracts (including Security Interests in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and gas business, and other agreements which are customary in the oil and gas business, provided in all instances that such Security Interests are limited to the assets that are the subject of the relevant agreement;

(b)	Security Interests arising under partnership agreements, production payment agreements, contracts for the sale, purchase, exchange, transportation or processing of industrial chemicals, operating agreements, production sales contracts (including Security Interests in respect of take or pay or similar obligations thereunder) and shared facilities and services agreements, which in each of the foregoing cases is entered into in the ordinary course of the industrial chemical business, and other agreements which are customary in the industrial chemical business, provided in all instances that such Security Interests are limited to the assets that are the subject of the relevant agreement;

(c)	Security Interests on property not situated in Canada, the United Kingdom or the United States;

(d)	Security Interests on assets or property (including oil sands property) or any interest therein, construction thereon or improvements thereto and on any receivables, inventory, equipment, chattel paper, contract rights, intangibles or other assets, rights or collateral related to such assets or property, securing:

(i)	all or any portion of the cost of acquisition (directly or indirectly), surveying, exploration, drilling, development, extraction, mining, operation, production, construction, alteration, repair or improvement of all or any part of such assets or property, the plugging and abandonment of wells and the decommissioning or removal of structures or facilities located thereon, and the reclamation and clean-up of such properties, facilities and interests and surrounding lands whether or not owned by us or the Restricted Subsidiaries, including the cost of acquisition of ownership of any Person which owns any such assets or property;

(ii)	all or any portion of the cost of acquiring (directly or indirectly), developing, constructing, altering, improving, operating or repairing any assets or property (or improvements on such assets or property)

used or to be used in connection with such assets or property, whether or not located (or located from time to time) at or on such assets or property;

(iii)	indebtedness incurred by us or any Subsidiaries to provide funds for the activities set forth in clauses (i) and (ii) above, provided such indebtedness is incurred prior to, during or within two years after the completion of acquisition, construction or such other activities referred to in clauses (i) and (ii) above; and

(iv)	indebtedness incurred by us or any Subsidiaries to refinance indebtedness incurred for the purposes set forth in clauses (i) and (ii) above;

without limiting the generality of the foregoing, costs incurred after the date of the Senior Debt Indenture with respect to clauses (i) or (ii) above shall include costs incurred for all facilities relating to such assets or property, or to projects, ventures or other arrangements of which such assets or property form a part or which relate to such assets or property, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such assets or property;

(e)	Security Interests on property, assets or facilities used in connection with, or necessarily incidental to, the purchase, sale, storage, transportation or distribution of oil or gas, or the products derived from oil or gas;

(f)	Security Interests in respect of securities or Indebtedness of a Subsidiary other than a Restricted Subsidiary;

(g)	Security Interests on any property in favour of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them or any public utility or governmental or other public authority, where such Security Interests are required pursuant to any contract or applicable law, or with respect to any franchise, grant, license or permit;

(h)	Security Interests on cash or our marketable securities or the marketable securities of any Restricted Subsidiary granted in the ordinary course of business in connection with:

(i)	any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate insurance and other similar agreements or arrangements;

(ii)	any interest rate swap agreements, forward rate agreements, interest rate cap or collar agreements or other similar financial agreements or arrangements; or

(iii)	any agreements or arrangements entered into for the purpose of hedging product prices;

(i)	pre-existing Security Interests on assets when acquired or when the owner thereof becomes a Restricted Subsidiary, or Security Interests given by such Restricted Subsidiary on other assets of such Restricted Subsidiary in compliance with obligations under trust deeds or other instruments entered into prior to its becoming a Restricted Subsidiary, or pre-existing Security Interests existing on assets of a Person at the time such Person is merged, amalgamated, liquidated or consolidated with or into us or any Restricted Subsidiary;

(j)	Purchase Money Mortgages;

(k)	Security Interests on Current Assets given in the ordinary course of business to any financial institution to secure any Indebtedness payable on demand or maturing (including any right of extension or renewal) 18 months or less after the date such Indebtedness is incurred or the date of any renewal or extension thereof;

(l)	Security Interests given by us in favour of a Restricted Subsidiary or by a Restricted Subsidiary in our favour or in favour of another Restricted Subsidiary;

(m)	Security Interests in respect of transactions such as the sale (including any forward sale) or other transfer, in the ordinary course of business, of:

(i)	oil, gas or other minerals, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals; or

(ii)	any other interests in property of a character commonly referred to as a “production payment”;

(n)	rights of set off;

(o)	Security Interests existing as of the date of the Senior Debt Indenture;

(p)	extensions, renewals or replacements of all or part of any Security Interest permitted under paragraphs (a) to (o) hereof or successive extensions, renewals or replacements thereof, provided that such Security Interest relates to the same property plus improvements, if any, and provided that the amount of Indebtedness secured thereby will not exceed the principal amount of such Indebtedness immediately prior to such extension, renewal or replacement plus an amount necessary to pay any fees or expenses, including premiums, related to such extension, renewal or replacement; and

(q)	Security Interests that would otherwise be prohibited (including any extensions, renewals or replacements thereof or successive extensions, renewals or replacements thereof), provided that the aggregate Indebtedness outstanding and secured under this paragraph (q) does not (calculated at the time of the giving of Security Interests on the Indebtedness and not at the time of any extension, renewal or replacement thereof) exceed an amount equal to 10% of our Consolidated Net Tangible Assets;
“Person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof;
“Purchase Money Mortgage” means a mortgage, charge or other Security Interest on or against any property securing any Purchase Money Obligation for such property, provided that such mortgage, charge or Security Interest is created or assumed within 18 months after such property is acquired;
“Purchase Money Obligation” means any Indebtedness created or assumed as part of the purchase price of real or personal property, whether or not secured, and any extensions, renewals, refinancings or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal, refinancing or refunding is not increased other than by an amount necessary to pay any fees or expenses, including premiums, related to such extension, renewal, refinancing or refunding and further provided that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon;
      “Restricted Property” means any oil, gas or mineral property of a primary nature located in the United States, the United Kingdom or Canada, and any facilities located in the United States, the United Kingdom or Canada, directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof, or the derivatives therefrom and includes voting stock or other interests of a corporation or other Person which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of Restricted Property, (ii) any property which, in the opinion of our board of directors, is not materially important to the total business conducted by us and our Subsidiaries as an entirety, or (iii) any portion of a particular property which, in the opinion of our board of directors, is not materially important to the use or operation of such property;
“Restricted Subsidiary” means:

(a)	any Subsidiary of us which owns at the time of determination Restricted Property, which Restricted Property owned by such Subsidiary represents not less than the greater of 5% of our Consolidated Net Tangible Assets and $50,000,000 (or the equivalent thereof in any other currency), excluding however any such Subsidiary if the amount of our share of the Shareholders’ Equity therein does not at the time of determination exceed 2% of our Shareholders’ Equity; and

(b)	any Subsidiary of us designated as a Restricted Subsidiary from time to time in the form of designation provided for under the Senior Debt Indenture;
provided that notwithstanding anything in the Senior Debt Indenture to the contrary (i) a Restricted Subsidiary shall cease to be a Restricted Subsidiary when it ceases to be a Subsidiary for any reason, (ii) any Subsidiary to which assets held by a Restricted Subsidiary, which assets have a value equal to or greater than 5% of the Consolidated Net Tangible Assets of such Restricted Subsidiary, are, directly or indirectly, transferred, other than for fair value, shall itself be deemed to be a Restricted Subsidiary, and (iii) a Restricted Subsidiary shall cease to be a Restricted Subsidiary when the assets thereof represent less than the greater of 5% of our Consolidated Net Tangible Assets and $50,000,000 (or the equivalent thereof in any other currency) unless such Restricted Subsidiary has been designated under paragraph (b) above;

“Security Interest” means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not; provided, however, for greater certainty, “Security Interest” shall not include any security interest referred to in Section 1(1)(tt) (ii) of the Personal Property Security Act (Alberta);
“Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including but not limited to share capital, contributed surplus and retained earnings) of a Person as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of the Person and computed in accordance with Canadian GAAP; and
“Subsidiary” means, with respect to any Person:

(a)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(b)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).
PARTICULAR TERMS OF THE SUBORDINATED DEBT SECURITIES
Ranking of Subordinated Debt Securities
      The Subordinated Debt Securities will be our unsecured obligations and will be subordinated in right of payment to the prior payment in full of all of our Senior Indebtedness (as defined below) including any Senior Debt Securities. In the event of any insolvency, bankruptcy, receivership, liquidation, reorganization or similar proceedings relative to us or our creditors or assets, or any liquidation, dissolution or winding up of us, whether voluntary or involuntary, or any assignment for the benefit of our creditors or other marshalling of our assets and liabilities (each, an “Insolvency Event”) the holders of Senior Indebtedness shall be entitled to receive payment in full, or provision shall be made for such payment, before holders of Subordinated Debt Securities shall be entitled to receive any payment or distribution of any kind or character, on account of principal or interest, if any, on the Subordinated Debt Securities or on account of any purchase or other acquisition of Subordinated Debt Securities by us or any of our subsidiaries (all such payments, distributions, purchases and acquisitions being, individually and collectively, a “Subordinated Debt Securities Payment”) on any Subordinated Debt Securities.
      If either the trustee under the Subordinated Debt Indenture or a holder of Subordinated Debt Securities receives a Subordinated Debt Securities Payment with knowledge of an Insolvency Event and prior to payment in full of all Senior Indebtedness, such trustee or holder shall hold in trust for the benefit of holders of Senior Indebtedness any such Subordinated Debt Securities Payment, or pay over or deliver such Subordinated Debt Securities Payment to the trustee in bankruptcy, receiver or other person distributing our assets for purposes of paying in full all Senior Indebtedness remaining unpaid.
      In the event of our insolvency, upon any distribution of our assets, our unsecured creditors who are not holders of Subordinated Debt Securities or holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of Subordinated Debt Securities.
      The term “Senior Indebtedness” means, with respect to us:

(a)	the principal (including redemption payments), interest, if any, and other payment obligations in respect of (i) our indebtedness for money borrowed and (ii) indebtedness evidenced by debentures, bonds, notes or other similar instruments issued by us, including any such securities issued under any indenture or other instrument to which we are a party (including, for the avoidance of doubt, but subject to clauses (A) and (B) of this sentence set forth below, indentures pursuant to which subordinated debentures have been or may be issued);

(b)	all of our capital, operating or other lease obligations;

(c)	all of our obligations issued or assumed as the deferred purchase price of property, all of our conditional sale obligations, all hedging agreements and agreements of a similar nature thereto (including interest rate, currency or commodity swap agreements and commodity purchase and sale agreements) and all agreements relating to any such agreements, and all our obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(d)	all of our obligations for the reimbursement of amounts paid pursuant to any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

(e)	all obligations of the type referred to in clauses (a) through (d) above of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise; and

(f)	all obligations of the type referred to in clauses (a) through (e) above of other persons secured by any lien on any of our property or assets, (whether or not such obligation is assumed by us);

in each case whether outstanding at the date of the Subordinated Debt Indenture or thereafter incurred, except for: (A) any such indebtedness that contains express terms, or is issued under an indenture or other instrument which contains express terms, providing that it is subordinate to or ranks pari passu with the Subordinated Debt Securities or any series thereof; and (B) any indebtedness between us and our affiliates.
      Such Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions of the Subordinated Debt Indenture irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness and notwithstanding that no express written subordination agreement may have been entered into between the holders of such Senior Indebtedness and the trustee under the Subordinated Debt Indenture or any of the holders of Subordinated Debt Securities.
Payment Blockage
      No payment of principal (including redemption payments) or interest, if any, on any Subordinated Debt Securities may be made:

•	if any of our Senior Indebtedness is not paid when due;

•	if any applicable grace period with respect to a payment default on our Senior Indebtedness has ended and such default has not been cured or waived or ceased to exist; or

•	if the maturity of any of our Senior Indebtedness has been accelerated because of a default and such acceleration has not been rescinded and annulled or such Senior Indebtedness repaid in accordance with its terms.
Events of Default
      Unless otherwise specified in the applicable Prospectus Supplement, the following will be “Events of Default” under the Subordinated Debt Indenture in relation to any series of the Subordinated Debt Securities:

(a)	default in the payment of interest on any Subordinated Debt Security of that series when such interest becomes due and payable and the default continues for a period of 30 days;

(b)	default in the payment of the principal or other amounts, if any, on any Subordinated Debt Security of that series when the same becomes due and payable at maturity or on redemption or otherwise;

(c)	failure to deposit any sinking fund payment after it becomes due by the terms of a Subordinated Debt Security of that series;

(d)	failure to observe or perform any other covenants, agreements or warranties in the Subordinated Debt Securities of that series or the Subordinated Debt Indenture (other than a covenant, agreement or warranty a default in whose performance or whose breach is elsewhere specifically dealt with or which has expressly been included in the Subordinated Debt Indenture solely for the benefit of a series of applicable Subordinated Debt Securities other than that series), and the failure to observe or perform continues for the period and after the notice specified below;

(e)	we, pursuant to or within the meaning of any bankruptcy law, (i) commence a voluntary case or proceeding under any bankruptcy law, (ii) consent to the entry of a judgment, decree or order for relief against us in an involuntary case or proceeding under any bankruptcy law, (iii) consent to or acquiesce in the institution of bankruptcy or insolvency proceedings against us, (iv) apply for, consent to or acquiesce in the appointment of or taking possession by a custodian of us or for all or substantially all of our property, (v) make a general assignment for the benefit of our creditors, (vi) admit in writing to an inability to pay our debts as they become due or (vii) take any corporate action in furtherance of or to facilitate, conditionally or otherwise, any of the foregoing;

(f)	(i) a court of competent jurisdiction enters a judgment, decree or order for relief in an involuntary case or proceeding under any bankruptcy law which shall (A) approve as properly filed a petition seeking reorganization, arrangement, adjustment or composition in respect of us, (B) appoint a custodian for all or substantially all of our property, or (C) order the winding-up or liquidation of our affairs, and such judgment, decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (ii) any bankruptcy or insolvency petition or application is filed, or any bankruptcy or insolvency proceeding is commenced, against us and such petition, application or proceeding is not dismissed within 60 days; or (iii) a warrant of attachment is issued against any material portion of our property which is not released within 60 days of service; or (iv) a court of competent jurisdiction enters an order or decree under any bankruptcy law that is for relief in an involuntary case against us; or

(g)	any other event of default provided with respect to Subordinated Debt Securities of that series.

      All references to an “Event of Default” under the heading “Particular Terms of the Subordinated Debt Securities” shall be deemed to be a reference to the events of default described above. A default under clause (d) above is not an Event of Default until the trustee under the Subordinated Debt Indenture or the holders of at least 25% in aggregate principal amount of the outstanding Subordinated Debt Securities of that series notify us of the default and we do not cure the default within 60 days after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a “Notice of Default.” When a default under clause (d) above is cured within such 60-day period, it ceases to be a default.
      If an Event of Default under the Subordinated Debt Indenture occurs and is continuing with respect to any series of the Subordinated Debt Securities (except in respect of an Event of Default as described in clause (e) and (f) above), then and in every such case the trustee under the Subordinated Debt Indenture or the holders of at least 25% in aggregate principal amount of the then outstanding Subordinated Debt Securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the Subordinated Debt Securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all Subordinated Debt Securities of such series and all accrued and unpaid interest thereon, if any, to be immediately due and payable. If an Event of Default as described in clause (e) and (f) above occurs, all unpaid principal and accrued interest, if any, on the Subordinated Debt Securities of an affected series shall be immediately due and payable without any further act by the trustee or any holder. However, except with respect to any non-payment of principal or interest, at any time after a declaration of acceleration with respect to any series of the Subordinated Debt Securities has been made, but before a judgment or decree for payment of the money due has been obtained, upon compliance with certain conditions specified in the Subordinated Debt Indenture, including the cure or waiver of all existing Events of Default and the deposit with the trustee of funds sufficient to pay all due and payable principal and interest on the Subordinated Debt Securities of such series, the holders of a majority in principal amount of the outstanding Subordinated Debt Securities of that series, by written notice to the trustee may rescind such acceleration.
      Subject to certain limitations set forth in the Subordinated Debt Indenture, the holders of a majority in principal amount of the outstanding Subordinated Debt Securities of each series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the Subordinated Debt Indenture, or exercising any trust or power conferred on such trustee, with respect to the Subordinated Debt Securities of all series affected by such Event of Default.
      No holder of Subordinated Debt Securities of any series will have any right to institute any proceeding with respect to the Subordinated Debt Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

•	such holder has previously given to the trustee under the Subordinated Debt Indenture written notice of a continuing Event of Default with respect to the Subordinated Debt Securities of such series affected by such Event of Default;

•	the holders of at least 25% in aggregate principal amount of the outstanding Subordinated Debt Securities of such series affected by such Event of Default have made written request, and such holder or holders have offered reasonable indemnity, to the trustee under the Subordinated Debt Indenture to institute such proceeding as trustee; and

•	the trustee under the Subordinated Debt Indenture has failed to institute such proceeding within 60 days after receipt of such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the outstanding Subordinated Debt Securities of such series affected by such Event of Default a direction inconsistent with such request.
      However, such above-mentioned limitations do not apply to a suit instituted by the holder of Subordinated Debt Securities for the enforcement of payment of the principal or interest, if any, on such Subordinated Debt Securities on or after the applicable due date specified in such Subordinated Debt Securities.
      The holders of not less than a majority of the principal amount of Subordinated Debt Securities of a particular series may, by written notice to the trustee under the Subordinated Debt Indenture, on behalf of all of the holders of Subordinated Debt Securities of such series, waive any default or Event of Default except in respect of: (a) the payment of principal, other amounts or interest, if any, on the Subordinated Debt Securities of such series; or (b) in respect of a covenant under the Subordinated Debt Indenture which cannot be modified or amended without the consent of the holder of each outstanding Subordinated Debt Security of such series. Upon such waiver, such default or Event of Default shall cease to exist and shall be deemed to have been cured for every purpose of the Subordinated Debt Indenture.
Modification and Waiver
      The Subordinated Debt Indenture will provide that with the consent of the holders of not less than a majority in principal amount of all outstanding Subordinated Debt Securities of each series affected by such modification, delivered to us and the trustee under the Subordinated Debt Indenture, we and the trustee under the Subordinated Debt Indenture, may enter into an indenture or indentures supplemental to the Subordinated Debt Indenture for the purpose of modifying in any manner the rights of the holders of Subordinated Debt Securities or adding any provisions to or changing in any manner or eliminating any of the provisions of the Subordinated Debt Indenture; provided however, that no such supplemental indenture shall, without the consent of the holder of each outstanding Subordinated Debt Security of such series:

(a)	change the stated maturity of the principal, other amounts, if any, or any installment of principal, other amounts, if any, or interest, if any, on, any Subordinated Debt Security, or reduce the principal amount (or accreted value, as the case may be) thereof or the rate of interest thereon or accretions or any premium or other amounts payable upon the redemption, repurchase or repayment thereof, or change the manner in which the amount of any of the foregoing is determined, or reduce the amount of the principal (or accreted value, as the case may be) that would be due and payable upon a declaration of acceleration of the maturity, or change any place of payment where, or the applicable currency for, or impair the right to receive payment of principal, interest, if any, or other amounts, if any, on any holder’s Subordinated Debt Securities on or after their respective due dates or to institute suit for the enforcement of any such payment;

(b)	reduce the percentage in principal amount of the outstanding Subordinated Debt Securities of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Subordinated Debt Indenture or defaults or events of default and their consequences provided for in the Subordinated Debt Indenture;

(c)	modify any of the provisions regarding the establishment of supplemental indentures by the consent of a majority of the aggregate principal amount of the Subordinated Debt Securities or the waiver of certain past defaults or compliance with certain covenants, except to increase any percentage required to establish such supplemental indenture or waive such default or covenant compliance or to provide that certain other provisions of the Subordinated Debt Indenture cannot be modified or waived without the consent of the holder of each outstanding Subordinated Debt Security affected thereby; provided, however, that this clause shall not be deemed to require the consent of any holder of Subordinated Debt Securities with respect to changes in the references to “the Trustee” in certain provisions of the Subordinated Debt Indenture;

(d)	modify any conversion ratio or otherwise impair conversion rights with respect to such outstanding Subordinated Debt Securities, except as expressly permitted by the terms of such outstanding Subordinated Debt Securities;

(e)	modify any redemption provisions applicable to such outstanding Subordinated Debt Securities;

(f)	directly or indirectly release any of the collateral or security interest in respect of such outstanding Subordinated Debt Securities, except as expressly permitted by the terms of such outstanding Subordinated Debt Securities;

(g)	modify the subordination provisions applicable to the Subordinated Debt Securities or the definition of “Senior Indebtedness” in a manner adverse to the holders of the Subordinated Debt Securities; or

(h)	change any obligations to pay additional amounts provided in the terms of such outstanding Subordinated Debt Securities.
      A supplemental indenture which changes or eliminates any covenant or other provisions of the Subordinated Debt Indenture which has expressly been included solely for the benefit of one or more particular series of Subordinated Debt Securities, or which modifies the rights of the holders of Subordinated Debt Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Subordinated Debt Indenture of the holders of Subordinated Debt Securities of any other series.
      The Subordinated Debt Indenture or the Subordinated Debt Securities may be amended or supplemented, without the consent of any holder of such Subordinated Debt Securities in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not materially adversely affect the interests of the holders of such Subordinated Debt Securities.
      Other actions by the holders of Subordinated Debt Securities may be taken with the written consent of a majority in aggregate principal amount of the outstanding Subordinated Debt Securities of each affected series or by ordinary resolution at a meeting of holders of such Subordinated Debt Securities. The Subordinated Debt Indenture will provide that resolutions may be made either by vote in person or by written proxy at meetings of Subordinated Debt Security holders. Resolutions by vote at a meeting will not be binding upon Subordinated Debt Security holders (or, if the action to be taken affects the rights of holders of one or more series of Subordinated Debt Securities in a different manner than other holders, upon the holders of such affected series) unless passed by (i) at least a majority of the principal amount of Subordinated Debt Securities (or each affected series thereof) voted at a meeting where the holders of a majority of the principal amount of the outstanding Subordinated Debt Securities (or each affected series thereof) are present, subject to provisions providing for a specified percentage of the holders of the principal amount of Subordinated Debt Securities required to vote with respect to certain consents or waivers provided under the Subordinated Debt Indenture and provisions as to adjourned meetings, or (ii) the holders of a majority of the principal amount of Subordinated Debt Securities (or each affected series thereof) voted at a meeting where at least 25% of the principal amount of the outstanding Subordinated Debt Securities (or each affected series thereof) are present, in the case of a reconvened meeting.
Redemption for Changes in Canadian Tax Law
      We have the right to redeem, at any time, the Subordinated Debt Securities of a series, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

(a)	we determine that (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or the Applicable Jurisdiction or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date or dates specified in the supplement to this Prospectus relating to such series of Subordinated Debt Securities, if any date is so specified, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts or Reorganization Additional Amounts with respect to any Subordinated Debt Security of such series, or there is more than an insubstantial risk that we could be denied the deduction of interest paid or payable in respect of the Subordinated Debt Security of such series in computing our income for the purposes of the Income Tax Act (Canada) or a Canadian provincial or territorial income tax statute, or (ii) on or after a date or dates specified in the supplement to this Prospectus relating to such series of Subordinated Debt Securities, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or the Applicable Jurisdiction or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the opinion of our counsel, will result in our obligation to pay, on the next succeeding date on which interest is due, Additional Amounts or Reorganization Additional Amounts with respect to any Subordinated Debt Security of such series or there is more than an insubstantial risk that we could be denied the deduction of interest paid or payable in respect of the Subordinated Debt Security of such series in computing our income for the purposes of the Income Tax Act (Canada) or a Canadian provincial or territorial income tax statute; and

(b)	we, in our business judgment, determine that any such obligation under (a) above cannot be avoided by the use of reasonable measures available to us;

provided, however, that (i) no such notice of redemption may be given earlier than 60 nor later than 30 days prior to the earliest date on which we would be obligated to pay such Additional Amounts or Reorganization Additional Amounts were a payment in respect of the Subordinated Debt Securities then due or on which we would be denied the deduction of interest paid or payable in respect of the Subordinated Debt Securities, and (ii) at the time such notice of redemption is given, such obligation to pay such Additional Amounts or Reorganization Additional Amounts or such denial of the deductibility of interest remains in effect.
      The redemption price for the Subordinated Debt Securities in any such circumstance shall be 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption.
Canadian Withholding Taxes
      All payments made by or on behalf of us under or with respect to the Subordinated Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or any authority or agency therein or thereof having power to tax (“Canadian Taxes”) unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency.
      If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Subordinated Debt Securities, we will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of Subordinated Debt Securities after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the holder of Subordinated Debt Securities would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder of Subordinated Debt Securities (an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which we do not deal at arm’s length (for purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

•	which is subject to such Canadian Taxes by reason of the holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province thereof otherwise than by the mere holding of Subordinated Debt Securities or the receipt of payments thereunder; or

•	which is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in, the rate of deduction or withholding of, such Canadian Taxes.
      We will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. We will furnish to the holders of the Subordinated Debt Securities, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each holder (other than an Excluded Holder) and, upon written request, reimburse each such holder for the amount excluding any Additional Amounts that have been previously been paid by us with respect thereto of: (a) any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Subordinated Debt Securities; (b) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(c) any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) in this paragraph. All references herein to the payment of the principal of or interest on any Subordinated Debt Securities shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts would be payable.
      The foregoing obligations shall survive any termination, defeasance or discharge of the Subordinated Debt Indenture.
Governing Law
      The Subordinated Debt Indenture and the Subordinated Debt Securities will be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles thereunder that would indicate the applicability of the laws of any jurisdiction other than such state, and also subject to, and governed by, the provisions of the Trust Indenture Act required to be a part thereof.
CERTAIN INCOME TAX CONSIDERATIONS
      The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal and interest on the Debt Securities or dividends on the Common Shares, if any, will be subject to Canadian non-resident withholding tax.
      The applicable Prospectus Supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, any such consequences relating to Debt Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.
PLAN OF DISTRIBUTION
      We may sell Securities to or through underwriters or dealers and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.
      The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.
      In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.
      If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.
      The Prospectus Supplement relating to any offering of Securities will also set forth the terms of the offering of the Securities, including, to the extent applicable, the initial offering price, the proceeds to us, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to any offering of Securities sold to or through underwriters will be named in the Prospectus Supplement relating to such offering.
      Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

      Each series of Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Debt Securities of any series or as to the liquidity of the trading market, if any, for the Debt Securities of any series.
LEGAL MATTERS
      Unless otherwise specified in the Prospectus Supplement relating to a series of Securities, certain legal matters relating to the offering of each series of the Securities will be passed upon for us by Bennett Jones LLP, Calgary, Alberta. Certain U.S. income tax considerations, to the extent they are addressed in any Prospectus Supplement, will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.
      The partners and associates of Bennett Jones LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as a group beneficially own, directly or indirectly, less than 1% of our outstanding securities.
EXPERTS
      Our consolidated financial statements as at December 31, 2004 and 2003 and for the three years ended December 31, 2004 incorporated by reference into this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their report dated February 7, 2005 and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Deloitte & Touche LLP were appointed as our auditors on July 11, 2002.
      The financial statements of EnCana U.K. as at and for the year ended December 31, 2003 incorporated by reference into this Prospectus have been audited by PricewaterhouseCoopers LLP, independent auditors, as indicated in their report dated February 27, 2004 and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

AUDITORS’ CONSENT
      We have read the short form base shelf prospectus (the “Prospectus”) of Nexen Inc. (the “Company”) dated May 31, 2005, relating to the offer and sale of common shares, senior debt securities and/or subordinated debt securities having an aggregate initial offering price of up to U.S.$1,500,000,000. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the use through incorporation by reference into the above mentioned Prospectus of our report to the board of directors and shareholders of the Company on the consolidated balance sheet of the Company as at December 31, 2004 and 2003 and the consolidated statements of income, cash flows and shareholders’ equity for each of the years in the three year period ended December 31, 2004. Our report is dated February 7, 2005.

Calgary, Alberta	(Signed) Deloitte & Touche LLP
May 31, 2005	Chartered Accountants
      We have read the short form base shelf prospectus (the “Prospectus”) of Nexen Inc. (the “Company”) dated May 31, 2005, relating to the offer and sale of common shares, senior debt securities and/or subordinated debt securities having an aggregate initial offering price of up to U.S.$1,500,000,000. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the use through incorporation by reference into the above mentioned Prospectus of our report to the shareholder of EnCana (U.K.) Limited on the consolidated balance sheet of EnCana (U.K.) Limited as at December 31, 2003 and the consolidated statements of income, cash flows and shareholder’s equity for the year then ended. Our report is dated February 27, 2004.

London, England	(Signed) PricewaterhouseCoopers LLP
May 31, 2005	Chartered Accountants
PURCHASERS’ STATUTORY RIGHTS
      Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission, or in some jurisdictions, damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF NEXEN INC.
Dated: May 31, 2005
      This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all of the provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) Charles W. Fischer President and Chief Executive Officer	(Signed) Marvin F. Romanow Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors:

(Signed) Francis M. Saville, Q.C. Director	(Signed) Victor J. Zaleschuk Director

C-1

U.S.$

U.S.$               % Notes due
U.S.$               % Notes due

PROSPECTUS SUPPLEMENT
, 2007

Joint Book-Running Managers

Banc of America Securities LLC
Citi
Deutsche Bank Securities